UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014
(Commission File No. 001-34429),

PAMPA ENERGIA S.A.
(PAMPA ENERGY INC.)

Argentina
(Jurisdiction of incorporation or organization)

Ortiz de Ocampo 3302
Building #4
C1425DSR
Buenos Aires
Argentina
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ______ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF JUNE 30, 2014 AND FOR THE SIX AND THREE

MONTH PERIODS THEN ENDED

PRESENTED WITH COMPARATIVE FIGURES

GLOSSARY OF TERMS

The following are not technical definitions, but they are helpful for the reader’s understanding of some terms used in the notes to the unaudited consolidated condensed interim financial statements of the Company.

Terms	Definitions
AESEBA	AESEBA S.A.
BLL	Bodega Loma La Lata S.A.
CAMMESA	Compañía Administradora del Mercado Eléctrico Mayorista S.A.
CC	Combined Cycle
CIESA	Compañía de Inversiones de Energía S.A.
Citelec	Compañía Inversora en Transmisión Eléctrica Citelec S.A.
CPB	Central Piedra Buena S.A.
CPCCN	Code of Civil and Commercial Procedure of the Nation
CTG	Central Térmica Güemes S.A.
CTLL	Central Térmica Loma La Lata S.A.
CSJN	Supreme Court of Justice of the Nation
CYCSA	Comunicación y Consumos S.A.
DESA	Desarrollos Energéticos S.A.
EASA	Electricidad Argentina S.A.
EDEN	Empresa Distribuidora de Energía Norte S.A.
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
ENDISA	Energía Distribuida S.A.
ENRE	National Regulatory Authority of Electricity
FOCEDE	Fund works of consolidation and expansion of electrical distribution
FOTAE	Works Administration Trust Transport for Electricity Supply
FONINVEMEM	Fund for Investments required to increase the electric power supply in the WEM
Foundation	Pampa Energía Foundation committed to education
HA	Historical Availability
HIDISA	Hidroeléctrica Diamante S.A.
HINISA	Hidroeléctrica Los Nihuiles S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
IEASA	IEASA S.A.
IFRIC	International Financial Reporting Interpretations Committee
IGMP	Minimum Notional Income Tax
INDISA	Inversora Diamante S.A.
INNISA	Inversora Nihuiles S.A.
IPB	Inversora Piedra Buena S.A.
LVFVD	Sales Liquidations with Maturity Date to be Defined
MAT	WEM’s Forward Market
WEM	Wholesale Electricity Market
MMC	Cost Monitoring Mechanism
MAN Engines	MAN B & W Diesel model 18V32/40PGI
IAS	International Accounting Standards
IFRS	International Financial Reporting Standards
Orígenes Retiro	Orígenes Seguros de Retiro S.A.
RA	Recorded Availability
PACOSA	Pampa Comercializadora S.A.
PEPASA	Petrolera Pampa S.A.
PEPCA	PEPCA S.A
PISA	Pampa Inversiones S.A.
Powerco	Powerco S.A.
PP	Pampa Participaciones S.A.
PP II	Pampa Participaciones II S.A.
PUREE	Rational Use of Electricity Programme
ES	Secretary of Energy
The Company / Group	Pampa Energía S.A. and its subsidiaries
TG	Gas Turbine
TGS	Transportadora de Gas del Sur S.A.

GLOSSARY OF TERMS: (Continuation)

Terms	Definitions
TA	Target Availability
TV	Turbo Vapor
Transba	Empresa de Transporte de Energía Eléctrica por Distribución Troncal de la Provincia de Buenos Aires Transba S.A.
Transelec	Transelec Argentina S.A.
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
UTE Senillosa	Petrolera Pampa S.A. – Rovella Carranza – Gas y Petróleo de Neuquén, Unión Transitoria de Empresas Senillosa
VCP	Short-term securities

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

As of June 30, 2014

presented with comparative figures

(In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2014	12.31.2013
ASSETS
NON CURRENT ASSETS
Investments in joint ventures	8	191,988,060	188,644,285
Investments in associates	9	132,798,897	134,774,654
Property, plant and equipment	10	7,677,932,711	6,902,661,359
Intangible assets	11	887,115,208	901,846,313
Biological assets		1,914,889	1,935,296
Financial assets at fair value through profit and loss	12	681,146,824	432,729,855
Deferred tax assets	13	106,967,957	63,214,262
Trade and other receivables	14	394,894,306	366,685,679
Total non current assets		10,074,758,852	8,992,491,703

CURRENT ASSETS
Biological assets		83,170	564,431
Inventories		155,200,293	114,615,289
Financial assets at fair value through profit and loss	12	1,318,378,331	844,259,368
Trade and other receivables	14	2,274,051,796	2,256,967,076
Cash and cash equivalents		512,314,870	341,668,865
Total current assets		4,260,028,460	3,558,075,029
Assets classified as held for sale		11,987,500	11,987,500
Total assets		14,346,774,812	12,562,554,232

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT

OF FINANCIAL POSITION

 (Continuation)

	Note	06.30.2014	12.31.2013
SHAREHOLDERS´ EQUITY
Share capital		1,314,310,895	1,314,310,895
Additional paid-in capital		337,772,478	263,489,911
Legal reserve		14,304,190	-
Voluntary reserve		271,779,611	-
Reserve for directors’ options		263,823,729	259,351,053
Retained earnings		(80,414,685)	286,083,801
Other comprehensive loss		(24,385,321)	(24,385,321)
Equity attributable to owners of the company		2,097,190,897	2,098,850,339
Non-controlling interest		539,267,103	775,971,764
Total equity		2,636,458,000	2,874,822,103

LIABILITIES
NON CURRENT LIABILITIES
Trade and other payables	16	1,528,259,329	1,295,851,077
Borrowings	17	3,489,932,961	2,924,530,436
Deferred revenues		32,520,192	33,665,717
Salaries and social security payable		30,294,962	25,959,305
Defined benefit plans		140,215,232	136,521,808
Deferred tax liabilities	13	369,280,098	416,561,631
Taxes payable		174,146,913	150,095,508
Provisions	18	87,640,370	91,464,804
Total non current liabilities		5,852,290,057	5,074,650,286

CURRENT LIABILITIES
Trade and other payables	16	4,011,768,150	3,098,555,391
Borrowings	17	1,033,579,018	753,571,799
Deferred revenues		763,684	-
Salaries and social security payable		530,718,476	501,445,076
Defined benefit plans		22,948,256	8,552,119
Taxes payable		208,145,933	239,718,270
Provisions		50,103,238	11,239,188
Total current liabilities	18	5,858,026,755	4,613,081,843
Total liabilities		11,710,316,812	9,687,732,129
Total liabilities and equity		14,346,774,812	12,562,554,232

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the six and three month periods ended June 30, 2014

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

		Six months to		Three months to
	Note	06.30.2014	06.30.2013	06.30.2014	06.30.2013

Sales	19	2,921,356,949	2,531,064,628	1,489,949,751	1,138,866,486
Cost of sales	20	(2,811,603,491)	(2,711,812,087)	(1,493,961,270)	(1,216,346,791)
Gross profit (loss)		109,753,458	(180,747,459)	(4,011,519)	(77,480,305)

Selling expenses	21	(296,245,342)	(290,455,524)	(141,926,955)	(163,131,888)
Administrative expenses	22	(404,685,687)	(262,979,587)	(240,278,561)	(144,129,812)
Other operating income	23	114,794,429	163,210,385	74,531,977	120,093,536
Other operating expenses	23	(156,113,830)	(84,315,502)	(91,517,726)	(50,433,185)
Share of profit (loss) of joint ventures	8	(2,708,534)	(13,218,124)	22,667,642	(2,995,076)
Share of (loss) profit of associates	9	(1,975,757)	4,156,841	5,531,441	(1,382,016)
Operating loss before Resolution ES No. 250/13 and ES Note No. 6852/13 and 4012/14	2	(637,181,263)	(664,348,970)	(375,003,701)	(319,458,746)
Higher Costs Recognition - Resolution ES No. 250/13 and ES Note No. 6852/13 and 4012/14		735,534,348	2,212,623,330	735,534,348	2,212,623,330
Operating income		98,353,085	1,548,274,360	360,530,647	1,893,164,584

Financial income	24	198,441,879	241,086,149	151,219,925	207,364,649
Financial cost	24	(558,493,086)	(274,779,116)	(303,681,680)	(96,548,365)
Other financial results	24	(201,535,424)	(238,165,146)	95,650,493	(175,931,059)
Financial results, net		(561,586,631)	(271,858,113)	(56,811,262)	(65,114,775)
(Loss) Profit before income tax		(463,233,546)	1,276,416,247	303,719,385	1,828,049,809

Income tax		68,025,738	(35,487,521)	20,841,922	(109,136,291)
(Loss) Profit for the period from continuing operations		(395,207,808)	1,240,928,726	324,561,307	1,718,913,518
Discontinued operations		-	(120,049,805)	-	(120,049,805)

Total (loss) profit of the period		(395,207,808)	1,120,878,921	324,561,307	1,598,863,713

UNAUDITED CONSOLIDATED CONDENSED INTERIM

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

 (Continuation)

		Six months to		Three months to
	Note	06.30.2014	06.30.2013	06.30.2014	06.30.2013
Total (loss) profit of the period attributable to:
Owners of the company		(80,414,685)	545,252,494	309,690,541	931,846,646
Non - controlling interest		(314,793,123)	575,626,427	14,870,766	795,054,990
		(395,207,808)	1,120,878,921	324,561,307	1,726,901,636

Total (loss) profit of the period attributable to owners of the company:
Continuing operations		(80,414,685)	627,721,351	309,690,541	927,598,054
Discontinued operations		-	(82,468,857)	-	4,248,592
		(80,414,685)	545,252,494	309,690,541	931,846,646

(Loss) Profit per share attributable to the equity holders of the company during the period

Basic and diluted (loss) profit per share from continuing operations	25	(0.0612)	0.4776
Basic and diluted loss per share from discontinued operations	25	-	(0.0627)

   The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

For the six month period ended June 30, 2014

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2012	1,314,310,895	1,018,352,216	-	-	250,405,701	(10,753,372)	(771,796,574)	1,800,518,866	529,796,278	2,330,315,144

Reserve for directors’ options	-	-	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Accumulated losses absorptions - Shareholders’ meeting 04.26.2013	-	(771,796,574)	-	-	-	-	771,796,574	-	-	-
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,467,679)	(15,467,679)
Sale of subsidiaries	-	-	-	-	-	-	-	-	(49,271,104)	(49,271,104)
										-
Profit for the six-month period	-	-	-	-	-	-	545,252,494	545,252,494	575,626,427	1,120,878,921
Comprehensive profit for the six-month period	-	-	-	-	-	-	545,252,494	545,252,494	575,626,427	1,120,878,921

Balance as of June 30, 2013	1,314,310,895	246,555,642	-	-	254,878,377	(10,753,372)	545,252,494	2,350,244,036	1,040,683,922	3,390,927,958

Reserve for directors’ options	-	-	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Sale of subsidiaries	-	-	-	-	-	-	-	-	(22,856,570)	(22,856,570)
Sale of interest in subsidiaries	-	7,698,689	-	-	-	-	-	7,698,689	20,941,588	28,640,277
Merging of subsidiaries	-	9,235,580	-	-	-	-	-	9,235,580	(9,251,951)	(16,371)

Loss for the complementary six-month period	-	-	-	-	-	-	(259,168,693)	(259,168,693)	(246,924,908)	(506,093,601)
Other comprehensive loss for the complementary six-month period	-	-	-	-	-	(13,631,949)	-	(13,631,949)	(6,620,317)	(20,252,266)
Comprehensive loss for the complementary six-month period	-	-	-	-	-	(13,631,949)	(259,168,693)	(272,800,642)	(253,545,225)	(526,345,867)
	-	-	-	-	-	-	-	-	-
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103

UNAUDITED CONSOLIDATED CONDENSED INTERIM STATEMENT OF CHANGES IN EQUITY

(Continuation)

	Attributable to owners
	Equity holders of the company		Retained earnings						Non-controlling interest	Total equity
	Share capital	Additional paid-in capital	Legal reserve	Voluntary reserve	Reserve for directors’ options	Other comprehensive (loss) income	Retained earnings (Accumulated losses)	Subtotal
Balance as of December 31, 2013	1,314,310,895	263,489,911	-	-	259,351,053	(24,385,321)	286,083,801	2,098,850,339	775,971,764	2,874,822,103
	-	-	-	-	-	-	-	-	-
Reserve for directors’ options	-	-	-	-	4,472,676	-	-	4,472,676	-	4,472,676
Sale of interest in subsidiaries	-	61,687,710	-	-	-	-	-	61,687,710	6,873,079	68,560,789
Change in interest in subsidiaries	-	12,594,857	-	-	-	-	-	12,594,857	86,752,644	99,347,501
Dividends attributables to non-controlling interest	-	-	-	-	-	-	-	-	(15,537,261)	(15,537,261)
Legal reserve constitution - Shareholders’ meeting 04.30.2014	-	-	14,304,190	-	-	-	(14,304,190)	-	-	-
Voluntary reserve constitution - Shareholders’ meeting 04.30.2014	-	-	-	271,779,611	-	-	(271,779,611)	-	-	-

Loss for the six-month period	-	-	-	-	-	-	(80,414,685)	(80,414,685)	(314,793,123)	(395,207,808)
Comprehensive loss for the six-month period	-	-	-	-	-	-	(80,414,685)	(80,414,685)	(314,793,123)	(395,207,808)
	-	-	-	-	-	-	-	-	-
Balance as of June 30, 2014	1,314,310,895	337,772,478	14,304,190	271,779,611	263,823,729	(24,385,321)	(80,414,685)	2,097,190,897	539,267,103	2,636,458,000

The accompanying notes are an integral part of these condensed interim financial statements.

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS

For the six month period ended June 30, 2014

presented with comparative figures

 (In Argentine Pesos (“Ps.”) – unless otherwise stated)

	Note	06.30.2014	06.30.2013
Cash flows from operating activities:
Total (loss) profit for the period		(395,207,808)	1,120,878,921
Adjustments to reconcile net (loss) profit to cash flows provided by operating activities:
Income tax and minimum notional income tax		(68,025,738)	35,487,521
Accrued interest		353,045,626	47,049,793
Depreciations and amortizations	20, 21 and 22	205,093,342	180,109,439
Reserve for directors’ options	22	4,472,676	4,472,676
Constitution of accruals, net		8,611,969	31,662,061
Constitution of provisions, net		61,526,943	4,876,888
Share of profit of joint ventures and associates	8 and 9	4,684,291	9,061,283
Accrual of defined benefit plans	20, 21 and 22	25,169,729	16,917,391
Net foreing currency exchange difference	24	649,639,243	242,761,184
Results for discounted value measurement	24	(10,145,586)	104,705,114
Changes in the fair value of financial instruments	24	(387,675,281)	(65,541,648)
Result from repurchase of corporate bonds	24	(47,208,426)	(43,716,291)
Results from property, plant and equipment sale, net of decreases	23	(3,710,452)	6,602,360
Consumption of materials		1,841,260	9,876,344
Recovery of expenses		(395,002)	-
Revenue recognition from CAMMESA finance		(8,701,248)	(8,701,231)
Higher Costs Recognition - ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14		(735,534,348)	(2,212,623,330)
Dividends earned		(2,777,280)	(7,425,334)
Recognition of March Agreement		-	(84,837,562)
Recovery of sales tax		(41,110,708)	-
Other finance results		744,123	1,441,722
Other		(310,842)	(489,905)
Discontinued operations		-	158,020,409

Changes in operating assets and liabilities:
Increase in trade receivables and other receivables		(365,920,970)	(174,338,202)
Increase in inventories		(40,656,617)	(21,079,582)
Decreace (Increase) in biological assets		481,261	(471,856)
Increase in trade and other payables		1,109,302,573	772,095,760
Increase (Decrease) in salaries and social security payable		33,608,719	(24,386,742)
Decrease in defined benefit plans		(7,080,170)	(6,950,708)
(Decrease) Increase in taxes payable		(1,425,399)	15,879,968
Decrease in provisions		(27,121,609)	(7,354,317)
Funds obteined by PUREE		224,733,218	279,886,614
Income tax paid		(2,013,422)	(3,199,040)
Dividends paid to third parties in subsidiaries		(2,800,000)	(2,872,481)
Subtotal before CAMMESA financing		535,134,067	377,797,219
Increase from funds obtained -CAMMESA operating financing		433,462,599	212,983,000
Net cash generated by operating activities		968,596,666	590,780,219

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	06.30.2014	06.30.2013
Cash flows from investing activities:
Purchases of property, plant and equipment	(691,029,317)	(523,592,702)
Proceeds from property, plant and equipment sale	2,252,922	78,510
Purchases of financial assets at fair value	(375,840,610)	(113,361,239)
Proceeds from financial assets at fair value sale	254,470,337	72,655,165
Proceeds from financial assets amortization	1,352,710	127,500,993
Proceeds from financial assets' interest	14,396,332	-
Proceeds from dividends	2,777,280	8,375,278
Proceeds from loans	2,976,412	3,620,554
Subscription of investment funds, net	(269,607,734)	(291,600,799)
Capital contribution in joint ventures	-	(205,386)
Proceeds from derivative financial instruments	7,675,000	-
Discontinued operations	-	(80,395,000)
Net cash used in investing activities	(1,050,576,668)	(796,924,626)

Cash flows from financing activities:
Proceeds from borrowings	797,922,857	547,336,513
Payment of borrowings	(501,767,921)	(241,250,984)
Payment of borrowings' interests	(241,676,373)	(28,643,368)
Proceeds from sale of interest in subsidiaries	68,856,035	-
Capital contributions received from third parties in subsidirias	98,997,500	-
Discontinued operations	-	17,697,000
Net cash generated by financing activities	222,332,098	295,139,161

Increase in cash and cash equivalent	140,352,096	88,994,754

Cash and cash equivalents at the beginning of the year	341,668,865	156,647,003
Cash and cash equivalents at the beginning of the year included in assets classified as held for sale	-	11,154,000
Foreing currency exchange difference generated by cash and cash equivalents	30,293,909	26,105,465
Increase in cash and cash equivalents	140,352,096	88,994,754
Cash and cash equivalents at the end of the period	512,314,870	282,901,222

Cash and cash equivalents at the end of the period in the statement of financial position	512,314,870	269,692,222
Cash and cash equivalents at the end of the period included in assets classified as held for sale	-	13,209,000
Cash and cash equivalents at the end of the period	512,314,870	282,901,222

UNAUDITED CONSOLIDATED CONDESED INTERIM

STATEMENT OF CASH FLOWS (Continuation)

	06.30.2014	06.30.2013
Non-cash transactions:
Acquisition of property, plant and equipment through an increase in trade payables	(272,651,476)	(30,018,187)
Borrowing costs capitalized in property, plant and equipment	(7,295,475)	(18,146,149)
Decrease in PUREE related liability (Res. ES No. 250/13 and Notes ES No. 6852/13 and 4012/14)	(168,425,807)	(1,394,304,728)
Decrease in financial assets at fair value from repurchase of Corporate Notes	91,637,990	153,652,818
Increase in financial assets at fair value from subsidiary sale	-	(333,994,287)
Decrease in CAMMESA trade payable (Res. ES No. 250/13 and Notes ES No. 6852/13 and 4012/14)	(1,038,046,931)	-

The accompanying notes are an integral part of these condensed interim financial statements.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM

FINANCIAL STATEMENTS

For the six and three month periods ended June 30, 2014

presented with comparative figures

 (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 1: GENERAL INFORMATION

The Company is an integrated electricity company which, through its subsidiaries and joint ventures, is engaged in of the electricity generation, transmission and distribution in Argentina.

In the generation business, the Company has an installed capacity of approximately 2,217 MW, which accounts for approximately 7.1% of the installed capacity in Argentina.

In the transmission business, the Company joint-controls Citelec, which is the controlling company of Transener, that performs the operation and maintenance of the high-tension transmission network in Argentina which covers 12,214 km of lines of its own, as well as 6,159 km of high-tension lines belonging to Transba in the province of Buenos Aires. Both companies together carry 90% of the electricity in Argentina.

In the distribution business, the Company, through Edenor, distributes electricity among over 2.8 million customers throughout the northern region of Buenos Aires City, the north and northwest of Greater Buenos Aires.

In other sectors, the Company conducts financial investment operations, oil and gas exploration and exploitation, and it keeps investments in other companies that have complementary activities.

NOTE 2: REGULATORY FRAMEWORK

The main regulatory provisions affecting the electricity market and the activities of the company have been detailed in the financial statements for the year ended December 31, 2013, with the exception of the changes stated below.

2.1 Generation

The future development of the power generation activity could force the Government to modify adopted measures or to introduce additional regulations. The impacts generated by the whole set of measures adopted as at the date hereof by the National Government on the Company and its subsidiaries’ financial, economic and cash position as at June 30, 2014 have been calculated based on the assessments and estimates made by the Company management as at the date of preparation of these unaudited consolidated condensed financial statements and should be interpreted considering these circumstances.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

2.1.1 ES Resolution No. 529/14 – Update of the remuneration scheme implemented by ES Resolution No. 95/13

ES Resolution No. 529/14  dated May 23, 2014, which replaced Schedules I, II and III of ES Resolution No. 95/13, provided for a retroactive updating —as from the economic transactions for the month of February, 2014— of the remuneration values contemplated in mentioned schedules and modified fixed costs’ remuneration settlement as follows:

i.       Fixed Costs Remuneration:

Technology and scale	$/MW-HRP
TG units with power (P) < 50 Mw	70.00
TG units with power (P) > 50 Mw	50.00
TV units with power (P) < 100 Mw	83.20
TV units with power (P) > 100 Mw	59.40
CC units with power (P) < 150 Mw	46.50
CC units with power (P) > 150 Mw	38.80
HI units with power (P) < 120 Mw	76.50
HI units with power (P) between 120 Mw and 300 Mw	29.80
HI units with power (P) > 300 Mw	21.30

The method for calculating the fixed costs remuneration to the generating agents comprised within the above-described scheme and having conventional thermal generation equipment (TG, TV and CC) will be variable based on the RA, the Technology’s TA, the HA, and the time of the year.

A base percentage is defined, which is applied to the Fixed Costs Remuneration in accordance with the following values:

CC	June-August and December-February periods	March-May and September-November periods
RA > 95%	110%	100%
85% < RA ≤ 95%	105%	100%
75% < RA ≤ 85%	85%	85%
RA ≤ 75%	70%	70%
TV
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%
TG
RA > 90%	110%	100%
80% < RA ≤ 90%	105%	100%
70% < RA ≤ 80%	85%	85%
RA ≤ 70%	70%	70%

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

50% of the percentage difference between the generator's RA and HA will be added to or subtracted from the base percentage; that is, for each percentage point variation in the generator’s RA as compared with its HA, half a percentage point will be applied to the Fixed Costs remuneration. The maximum and minimum values are those set forth for each period (maximum 110% and minimum 70%, as applicable).

For availability control purposes, the criteria set forth in ES Note No. 2053/13 will remain in force. HA values for each thermal group will be determined based on its availability recorded during the 2010-2013 period. At the end of each year, the result will be added to the base until reaching 5 rolling years.

ii.     Variable Costs Remuneration:

Classification	Operating with:
	Natural Gas	Liquid Fuels	Coal	Biofuel
	$/MWh
TG units with power (P) < 50 Mw	26.80	46.90	-	89.20
TG units with power (P) > 50 Mw	26.80	46.90	-	89.20
TV units with power (P) < 100 Mw	26.80	46.90	80.40	89.20
TV units with power (P) > 100 Mw	26.80	46.90	80.40	89.20
CC units with power (P) < 150 Mw	26.80	46.90	-	89.20
CC units with power (P) > 150 Mw	26.80	46.90	-	89.20

Hydroelectric Units	$/MW-HRP
HI units with power (P) < 120 Mw	21.30
HI units with power (P) between 120 Mw and 300 Mw	21.30
HI units with power (P) > 300 Mw	21.30

iii.    Additional Remuneration:

	Allocation
	Generator $/MWh	Trust $/MWh
TG units with power (P) < 50 Mw	10.90	4.70
TG units with power (P) > 50 Mw	9.40	6.20
TV units with power (P) < 100 Mw	10.90	4.70
TV units with power (P) > 100 Mw	9.40	6.20
CC units with power (P) < 150 Mw	10.90	4.70
CC units with power (P) > 150 Mw	9.40	6.20
HI units with power (P) < 120 Mw	76.50	13.50
HI units with power (P) between 120 Mw and 300 Mw	54.00	36.00
HI units with power (P) > 300 Mw	54.00	36.00

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Besides the previously stated remuneration items, ES Resolution No. 529/14 incorporates a new concept of “Remuneration for Non-Recurring Maintenance Works” (“Maintenance Remuneration”) applicable as from the economic transaction corresponding to February 2014 and calculated monthly based on the Total Generated Energy. Such remuneration will be implemented through LVFVDs and will be destined exclusively to the financing of major maintenance works, subject to the ES approval.

iv.   Maintenance Remuneration:

Technology and scale	Maintenance Remuneration ($/MWh)
TG units with power (P) < 50 Mw	24
TG units with power (P) > 50 Mw	24
TV units with power (P) < 100 Mw	24
TV units with power (P) > 100 Mw	24
CC units with power (P) < 150 Mw	21
CC units with power (P) > 150 Mw	21
HI units with power (P) < 120 Mw	-
HI units with power (P) between 120 Mw and 300 Mw	-
HI units with power (P) > 300 Mw	-

Moreover, and in furtherance of the objective sought by ES Resolution No. 95/13 of optimizing and minimizing costs in the supply of fuel to the WEM plants, it set forth the extension of the provisions of Section 8 of ES Resolution No. 95/13 to generating, co-generating and self-generating agents the energy and power of which have been committed under ES Resolution No. 1193/05 (FONINVEMEM), ES Resolution No. 220/07 (WEM Supply Agreements) and ES Resolution No. 1836/07, as well as to any other kind of energy supply agreement subject to a differential remuneration system, except for agreements under the Energy Plus Service passed by ES Resolution No. 1281/06. Thus, among other effects, as these generators’ supply agreements terminate, the supply of such fuel will become centralized in CAMMESA, and the generator will not be entitled to renew such agreements.

It should be pointed out that for transaction purposes and to provide for the coverage of the agreements now subject to the provisions of Section 8 of ES Resolution No. 95/13, the availability of the generating unit will be considered independently of fuel.

2.1.2 ES Resolution No. 530/14 – Tariff Convergence and Electrical Federalism Reaffirmation Agreement (the “Program”)

Within the framework of this Program, the provinces and the National Government have executed agreements seeking to avoid tariff asymmetries and to level access to this public service.

Pursuant to these agreements, the provinces undertake to bring tariff charts back down and to keep them unchanged for a term of 365 days, as well as to inform to the ES of the Distribution Added Value of all distributors within their jurisdiction.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

Furthermore, pursuant to this Program distributors should not have debts with CAMMESA, in which case they should agree on a payment plan.

The ES and/or the Sub-Secretariat of Management Coordination and Control have executed instrumental agreements with the provincial authorities for electric distribution works pursuant to the Program (the “Instrumental Agreements”).

As a requisite for execution for both the Agreements and the Instrumental Agreements, distributors under the provincial jurisdiction should: a) file a technical or non-technical losses reduction plan; and b) should they have previous debts with CAMMESA, enter into a payment plan of up to 36 installments until their total repayment.

2.1.3 Receivables from MEM generators

As of June 30, 2014 and December 31,2013 the Company and its generation subsidiaries have a consolidated receivable from CAMMESA which, with accrued interest and without considering adjustments for present value, amount to a total Ps. 586 and Ps 491.7 million, respectively, and are made up as follows:

a.       LVFVDs allocated to FONINVEMEM for Ps. 63.9 and Ps. 69 million;

b.       LVFVDs allocated to certain “MEM Supply Commitment Agreements Resolution No. 724/08” amounting to Ps. 264.4 and 262.6 million;

c.        LVFDVs allocated to the “Agreement 2008 – 2011” for Ps. 54.1 and 66.3 million;

d.       LVFVDs accrued during fiscal year 2012 in the amount of Ps. 39.7 million respectively, which will remain wholly depreciated until the provisions of ES Resolution No. 95/13 are implemented and their recoverable value may be assessed.

e.        LVFVDs accrued during fiscal year 2013 for Ps.18.6 million and accounts of undertaken contributions to the Trust pursuant to Resolution No. 95/13 in the amount of Ps. 75.2 and Ps. 35.5 million respectively, which have not been recognized as income during this fiscal year due to the uncertainty of their collection. This is so because the ES has not yet implemented this trust since the passing of ES Resolution No. 95/13 and, therefore, there is no reasonable certainty that the Company will recover this receivable.

f.        LVFVDs for Maintenance Remuneration in the amount of Ps. 36.5 million, which have not been recognized as income due to the uncertainty of their collection, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the ES.

g.        LVFVDs for Maintenance Remuneration in the amount of Ps. 33.6 million for the early cancellation of the financing granted to conduct the major maintenance works itemized in Note 17.1.3.

2.1.4 Financing for new generation

At the request of the ES, several negotiations have been held to establish the conditions necessary for an increase in the thermal generation availability through new generation.

Investments would be financed through the collection by the generating agents of the following receivables: a) LVFVDs issued on account of the application of Section 4.c of ES Resolution No. 406/03 and not committed under other agreements entered into with the ES and/or CAMMESA; and b) receivables under the Additional Remuneration committed to the Trust issued or to be issued until December 31, 2015 pursuant to ES Resolution No. 95/13.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuation)

The Company is evaluating various options for new generation projects to present to the ES.

2.2 Transmission

On February 14, 2014, Transener entered into Addendum III with CAMMESA, which stipulated as follows: i) the granting to Transener of a new loan in the amount of Ps. 785.8 million corresponding to receivables acknowledged by the ES and the ENRE on account of cost variations for the December, 2010- December, 2012 period; and ii) the assignment as collateral of the receivables recognized on account of higher costs as at December 31, 2012 pursuant to the Renewal Agreement and the Agreement in order to pay off the amounts collectable for the application of the new agreed extensions.

As of June 30, 2014, the results generated by the recognition of costs by the ES and the ENRE up to the amounts collected through Addendums II and III have been accounted for in Transener and Transba’s unaudited condensed interim financial statements. Consequently, Transener has recorded revenues from sales amounting to Ps. 267.7 million and Ps. 34.3 million, as well as accrued interest for Ps. 112.6 million and Ps. 30.2 million for the six month period ended June 30, 2014 and 2013, respectively. Likewise, Transba has disclosed revenues from sales amounting to Ps. 80.5 million and Ps. 48.3 million, and earned interest amounting to Ps. 28.6 million and Ps. 34.4 million for the same periods, respectively. Liabilities for all disbursements received have been cancelled through an assignment of receivables on account of higher costs pursuant to the Agreement and the Renewal Agreement.

2.3 Distribution

Penalties – Specific situations

Based on the provisions of ENRE Resolution No. 1/14, the final amount of the compensation payable to Customers amounted to $ 84.6.  As of June 30, 2014, part of that amount has already been credited to Customers.

Furthermore, in May 2014, Edenor and the ENRE entered into a payment agreement pursuant to which it was agreed that the penalties under litigation for a total of $ 8.7 million, plus interest for $4 million, would be paid in 12 monthly installments, maturing as from June 1, 2014. As of the date of issuance of these condensed interim financial statements, Edenor has already paid the first three installments.

PUREE – MMC

On June 24, 2014, the ES issued ES Note No. 4012/14 which, among other issues, extended the effects of ES Resolution No. 250/13 and ES Note No. 6852/13 until March 31, 2014. In this regard, as of June 30, 2014, Edenor recorded $ 735.5 million and $ 108.2 million in the “Higher costs recognition - ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14” and the “Financial income – Financial interest” line items of the Condensed Interim Statement of Comprehensive (Loss) Income, respectively.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 2: (Continuación)

Additionally, the aforementioned Note instructed CAMMESA to apply ES Resolution No. 250/13 using for calculation purposes relating to March 31, 2014 the information provided by the ENRE in its Note No. 112,606 dated June 6, 2014. Therefore, Edenor has offset the remaining MMC original amounts (Receivable) subject to the issuance of LVFVD for $ 362.7 million against the trade payable Edenor has with CAMMESA for electricity purchases. In that regard, ENRE Note No. 112,606 recalculates MMC and PUREE values fully complying with the provisions of ES Resolution No. 250/13.

Moreover, ES Note No. 4012/14 not only states that this measure is temporary and exceptional in nature but also establishes that the signing of an integral and instrumental agreement, or equivalent alternative, will be promoted in order to address the regulatory, economic, financial, quality-related and sustainability aspects of the public service, object of the concession, as well as the extension of the transitional period of the concession agreement until December 31, 2016.

The impact of ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14 on the Statement of financial position is summarized below:

	2013			2014
	ES Res No. 250/13	ES Nota No. 6852/13	Subtotal	ES Nota No. 4012/14	Total
Other credits
Cost Monitoring Mechanism	2,254,951,435	723,629,643	2,978,581,078	735,534,348	3,714,115,426
Net interest CMM - PUREE	172,938,704	24,569,902	197,508,606	108,217,852	305,726,458
Other payables - PUREE	(1,387,036,693)	(274,067,026)	(1,661,103,719)	(168,425,807)	(1,829,529,526)
Trade payables - CAMMESA	(678,132,908)	(474,132,519)	(1,152,265,427)	(1,038,046,931)	(2,190,312,358)
LVFVD to be issued	362,720,538	-	362,720,538	(362,720,538)	-

NOTE 3: BASIS OF PRESENTATION

These interim condensed consolidated financial statements for the periods of six and three month periods ended on June 30, 2014 and 2013 have been prepared in accordance with the provisions of IAS 34 "Interim Financial Reporting".

This unaudited consolidated condensed interim financial information should be read in conjunction with the consolidated financial statements of the Company as of December 31, 2013, which have been prepared in accordance with IFRS. These unaudited consolidated condensed interim financial statements are expressed in pesos. They have been prepared under the historical cost convention, modified by the measurement of financial assets at fair value.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 3: (Continuación)

These unaudited consolidated condensed interim financial statements for the six and three month periods ended June 30, 2014 and 2013 have not been audited. The Company’s management estimates they include all the necessary adjustments to present fairly the results of operations for each period. The income for the six and three month periods ended June 30, 2014 and 2013, does not necessarily reflect in proportion the Company’s results for the complete year.

These unaudited consolidated condensed interim financial statements have been approved for their issuance by the Company’s Board of Directors on August 8, 2014.

Comparative information

Balances as of December 31, 2013 and for the six and three month periods ended on June 30, 2013, included in these unaudited consolidated condensed interim financial statements for comparative purposes, are derived from the financial statements at those dates. Certain reclassifications have been made to those financial statements keep the consistency in the presentation with the amounts of the current period.

NOTE 4: ACCOUNTING POLICIES

The accounting policies applied in these consolidated condensed interim financial statements are consistent with those used in the financial statements for the last fiscal year prepared under IFRSs, which ended on December 31, 2013, except for the changes described below.

4.1 Derivative Financial Instruments

Derivatives are initially recognized at their fair value on the derivative contract’s effective date. After their initial recognition, they are re-measured at their fair value.

The method used to recognize the resulting profit or loss depends on whether the derivative has been designated as a hedging instrument, and, if so, on the nature of the item being hedged. The Company has not designated any derivative as a hedging instrument; therefore, changes in their value are disclosed in “Changes in the fair value of financial instruments”, under “Other financial results”.

The fair value of derivative financial instruments traded in active markets is disclosed based on their quoted market prices. The fair value of financial instruments that are not traded in active markets is determined using different valuation techniques. The Company uses its critical judgment to select the most appropriate methods and to determine assumptions which are based mainly on the market conditions prevailing at the closing date of each period.

As of the closing date of this period, the U.S. dollar purchasing position amounts to US$ 18 million at a contracted average exchange rate of Ps. 9.07, with maturity in October, 2014.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 4: (Continuación)

These contracts are guaranteed. The guarantees are disclosed under “Other current receivables”, net of the result of the secured contracts. As of June 30, 2014, the economic impact of these operations resulted in net income in the amount of Ps. 7.4 million, which is disclosed under “Other Financial results” of the unaudited consolidated condensed interim Statement of comprehensive income.

4.2    New mandatory provisions, modifications and interpretations for fiscal years beginning January 1, 2013 and not early applied

The following provision applies to the Company as from this fiscal year, and has not had a significant impact on its financial position and operating results.

- IAS 36 (reviewed in 2013) - “Impairment of Assets” was issued in May, 2013, and modifies the disclosure requirements applicable to the recoverable value of impaired assets, if such value is based on their fair value less costs of disposal.

- IFRIC 21 - "Levies" was issued in May, 2013, and provides guidance on when to recognize a liability for a levy imposed by the Government; it applies both to levies accounted for in accordance with IAS 37 - "Provisions, Contingent Liabilities and Contingent Assets", and those where the timing and amount of the levy is certain.

4.3    New mandatory provisions, modifications and interpretations not effective and not early applied

- IFRS 15, “Revenue from Contracts with Customers", was issued in May 2014 and applies to any annual reporting period beginning on or after January 1, 2017. This standard specifies how and when revenues should be recognized, and identifies the additional information the Company should disclose in its financial statements. The standard provides a single, principles based five-step model which will be applied to all contracts with customers. The Company is currently analyzing its effects; however, it estimates that its application will not have a significant impact on the Company’s operating results or financial position.

4.4    Revenues recognition

Revenues from the electricity market

During this period, CTLL and CTG have not recognized the Maintenance Remuneration as income —which is to be allocated exclusively to the financing of major maintenance tasks— as income since the condition that it is probable that the economic benefits associated with the transaction will flaw to the entity is not met, as the major maintenance works to be financed with the LVFVDs to be issued by CAMMESA are subject to approval by the ES and, therefore, there is no reasonable certainty that CTLL and CTG will collect the generated receivable.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 5: CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of these consolidated condensed interim financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, and income and expenses.

In the preparation of these unaudited consolidated condensed interim financial statements, management judgements on applying the Company’s accounting policies and sources of information used for the respective estimates are the same as those applied in the Consolidated Financial Statements for the year ended December 31, 2013, except as mentioned in Note 31.

Mentioned estimates and judgments are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these unaudited consolidated condensed interim financial statements.

NOTE 6: FINANCIAL RISK MANAGEMENT

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

No significant changes have arisen in risk management policies since the last year.

NOTE 7: INVESTMENTS IN SUBSIDIARIES

(a) Subsidiaries information

Unless otherwise indicated, the capital stock of the subsidiaries consists of common shares, each granting the right to one vote. The country of the registered office is also the principal place where the subsidiary develops its activities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 7: (Continuación)

			06.30.2014	12.31.2013
	Country	Main activity	% Participation	% Participation
BLL	Argentina	Winemaking	100.00%	100.00%
CTG	Argentina	Generation	90.42%	90.42%
CTLL	Argentina	Generation	100.00%	100.00%
IEASA	Argentina	Investment	100.00%	100.00%
INDISA	Argentina	Investment	91.60%	91.60%
INNISA	Argentina	Investment	90.27%	90.27%
IPB	Argentina	Investment	100.00%	100.00%
PACOSA	Argentina	Distributor	100.00%	100.00%
PEPASA (1)	Argentina	Oil	50.00%	100.00%
PEPCA	Argentina	Investment	100.00%	100.00%
Powerco (2)	Uruguay	Distributor	-	100.00%
PISA	Argentina	Investment	100.00%	100.00%
PP	Argentina	Investment	100.00%	100.00%
PP II	Argentina	Investment	100.00%	100.00%
Transelec	Argentina	Investment	100.00%	100.00%

(1) On November 6, 2013, the Board of Directors resolved to assign its preemptive rights on PEPASA’s capital stock increase to all the Company’s shareholders registered with Caja de Valores S.A. On January 8, 2014, PEPASA shareholders subscribed 17.8 million new shares in the exercise of their preemptive rights and 41.9 million new shares in the exercise of their accretion rights. The Company holdings were thus reduced to 49.99%. However, the necessary conditions to keep PEPASA’s control are met.

(2) On December 17, 2013, CTLL’s Board of Directors resolved to initiate the necessary proceedings aiming to absorb Powerco. On March 7, 2014, CTLL’s Board of Directors resolved to approve the drafting and execution of the Prior Merger Commitment, whereby Powerco's merger into CTLL was agreed. Finally, on April 28, 2014, the Meeting of Shareholders approved the merger into CTLL of all Powerco’s assets and liabilities effective as from January 1, 2014.

NOTE 8: INVESTMENTS IN JOINT VENTURES

	Note	06.30.2014	06.30.2013
At the beginning of the year		188,644,285	192,315,761
Capital increase	27.h	-	1,198,434
Other increases		6,052,309	-
Participation comprehensive income		(2,708,534)	(13,218,124)
Al the end of the period		191,988,060	180,296,071

The Company has a co-controlling interest in Citelec, Transener’s controlling company.

The percentage share is 50%. The stock capital is made up of common shares, each granting the right to one vote. It is registered in Argentina, which is also the principal place where it develops its activities.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 8: (Continuación)

For the valuation, its Financial Statements as of June 30, 2014 have been used, which disclose the following items: Capital Stock in the amount of Ps. 553,342,861, losses for the period in the amount of Ps. 2,136,935 and Shareholders’ Equity in the amount of Ps. 251,680,848.

The following chart includes a reconciliation of the proportional equity value and the book value of the Company’s interest in it:

	06.30.2014	06.30.2013
Equity method	126,274,338	117,249,234
Adjustments (1)	65,713,722	63,046,837
Total investments in joint ventures	191,988,060	180,296,071

(1)  Includes adjustments for repurchase of corporate bonds and depreciation of property, plant and equipment.

NOTE 9: INVESTMENTS IN ASSOCIATES

	06.30.2014	06.30.2013
At the beginning of the year	134,774,654	132,546,155
Participation in (loss) profit	(1,975,757)	4,156,841
At the end of the period	132,798,897	136,702,996

The Company holds an interest in only one associated company. Through EPCA, the Company has a 10% interest in CIESA, a company holding 51% of TGS’s capital stock. TGS is the most important gas transportation company in the country, and it operates the biggest pipeline system in Latin America. In turn, it is the leading company in the production and marketing of natural gas liquids both for the domestic and the export market. It also provides comprehensive solutions in the natural gas area and, since 1998, TGS has also landed in the telecommunications area through its subsidiary Telcosur S.A.

The capital stock of the associated company is made up of common shares, each granting the right to one vote. The associated company is registered in Argentina, which is also the principal place where it develops its activities.

For the valuation its holding in affiliates, its financial statements as of June 30, 2014 have been used, which disclose the following items: Capital Stock in the amount of Ps. 638,819,000, losses for the period in the amount of Ps. 22,944,000 and Shareholders’ Equity in the amount of Ps. 1,238,138,000.

The following chart includes a reconciliation of the proportional equity value and the book value of the Company’s interest in them:

	06.30.2014	06.30.2013
Equity method	97,979,401	101,883,500
Adjustments (1)	34,819,496	34,819,496
Total investments in associates	132,798,897	136,702,996

(1) Includes the greater value of investments in associated companies.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: PROPERTY, PLANT AND EQUIPMENT

	Original Values
Type of good	At the beginning	Increases	Decreases	Discontinued operations	Transfers	At the end

Land	15,077,235	-	(10,294)	-	-	15,066,941
Buildings	310,958,995	-	(2,386,174)	-	9,235,513	317,808,334
Generation equipment and machinery	2,180,490,926	7,962,334	(3,432,128)	-	8,543,397	2,193,564,529
Work and compulsory work performed	7,533,912	-	-	-	-	7,533,912
High, medium and low voltage lines	2,169,736,111	-	(635,785)	-	83,874,220	2,252,974,546
Substations	991,708,824	-	-	-	6,069,514	997,778,338
Transforming chamber and platforms	533,023,918	-	(291,511)	-	20,079,224	552,811,631
Meters	603,539,430	-	-	-	40,480,824	644,020,254
Wells	157,775,670	7,095,308	-	-	-	164,870,978
Casks	89,571	-	-	-	-	89,571
Mineral property	89,271,854	-	-	-	-	89,271,854
Gas plant	1,386,447	764,379	-	-	-	2,150,826
Vehicles	54,045,172	767,570	(40,887)	-	26,336,278	81,108,133
Furniture and fixtures and software equipment	144,931,936	1,107,975	(289,251)	-	5,200,405	150,951,065
Communication equipments	57,364,775	118,891	(4,678)	-	-	57,478,988
Materials and spare parts	130,924,625	23,564,111	(1,841,260)	-	520,655	153,168,131
Tools	17,358,250	220,627	(9,620)	-	2,816,115	20,385,372
Work in progress	1,113,048,266	914,770,366	-	-	(187,376,372)	1,840,442,260
Advances to suppliers	38,250,710	15,602,798	(113,313)	-	(15,779,773)	37,960,422

Total at 06.30.2014	8,616,516,627	971,974,359	(9,054,901)	-	-	9,579,436,085
Total at 06.30.2013	7,466,036,852	583,741,320	(31,357,696)	(76,676,708)	-	7,941,743,768

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 10: (Continuation)

	Depreciation					Net book values
Type of good	At the beginning	Decreases	Discontinued operations	For the period	At the end	At the end	At 12.31.13

Land	-	-	-	-	-	15,066,941	15,077,235
Buildings	(56,040,715)	940,168	-	(5,659,356)	(60,759,903)	257,048,431	254,918,280
Generation equipment and machinery	(345,777,704)	775,028	-	(50,295,339)	(395,298,015)	1,798,266,514	1,834,713,222
Work and compulsory work performed	(3,195,615)	-	-	(207,575)	(3,403,190)	4,130,722	4,338,297
High, medium and low voltage lines	(567,883,689)	476,812	-	(46,532,315)	(613,939,192)	1,639,035,354	1,601,852,422
Substations	(213,781,588)	-	-	(18,550,461)	(232,332,049)	765,446,289	777,927,236
Transforming chamber and platforms	(127,811,951)	160,269	-	(11,042,572)	(138,694,254)	414,117,377	405,211,967
Meters	(189,641,038)	-	-	(18,879,388)	(208,520,426)	435,499,828	413,898,392
Wells	(65,542,981)	-	-	(13,012,049)	(78,555,030)	86,315,948	92,232,689
Casks	(19,214)	-	-	(8,956)	(28,170)	61,401	70,357
Mineral property	(18,282,785)	-	-	(6,054,047)	(24,336,832)	64,935,022	70,989,069
Gas plant	(495,504)	-	-	(35,959)	(531,463)	1,619,363	890,943
Vehicles	(21,487,130)	40,905	-	(6,639,145)	(28,085,370)	53,022,763	32,557,621
Furniture and fixtures and software equipment	(65,091,861)	289,256	-	(10,706,514)	(75,509,119)	75,441,946	79,840,496
Communication equipments	(28,605,285)	2,029	-	(1,700,820)	(30,304,076)	27,174,912	28,759,490
Materials and spare parts	-	-	-	-	-	153,168,131	130,924,625
Tools	(8,956,741)	9,257	-	(948,713)	(9,896,197)	10,489,175	8,401,509
Work in progress	(1,241,467)	-	-	(68,621)	(1,310,088)	1,839,132,172	1,111,806,799
Advances to suppliers	-	-	-	-	-	37,960,422	38,250,710

Total at 06.30.2014	(1,713,855,268)	2,693,724	-	(190,341,830)	(1,901,503,374)	7,677,932,711
Total at 06.30.2013	(1,449,171,577)	9,444,115	42,419,895	(164,318,999)	(1,561,626,566)	6,376,857,455
Total at 12.31.2013							6,902,661,359

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 11: INTANGIBLE ASSETS

	Original Values
Type of good	At the beginning	Discontinued operations	At the end

Concession contract	950,767,632	-	950,767,632
Goodwill	231,167,689	-	231,167,689
Rights over arbitration proceedings	108,754,000	-	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	8,834,040	-	8,834,040
Total at 06.30.2014	1,299,523,361	-	1,299,523,361
Total at 06.30.2013	2,708,909,870	(1,179,928,859)	1,528,981,011

	Amortizations
Type of good	At the beginning	Discontinued operations	For the period	At the end

Concession contract	(167,719,709)	-	(13,626,849)	(181,346,558)
Goodwill	(225,540,319)	-	-	(225,540,319)
Rights over arbitration proceedings	-	-	-	-
Intangibles identifiable in acquisitions of distribution's segment companies	(4,417,020)	-	(1,104,256)	(5,521,276)
Total at 06.30.2014	(397,677,048)	-	(14,731,105)	(412,408,153)
Total at 06.30.2013	(900,398,688)	313,784,117	(15,770,033)	(602,384,604)

	Net book values
Type of good	At the end	At 12.31.13

Concession contract	769,421,074	783,047,923
Goodwill	5,627,370	5,627,370
Rights over arbitration proceedings	108,754,000	108,754,000
Intangibles identifiable in acquisitions of distribution's segment companies	3,312,764	4,417,020
Total at 06.30.2014	887,115,208
Total at 06.30.2013	931,605,903
Total at 12.31.2013		901,846,313

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 12: Financial assets at fair value through profit and loss

Non current	06.30.2014	12.31.2013

Shares	70,630	70,630
Trusts	681,076,194	431,466,036
Government securities	-	1,193,189
Total non current	681,146,824	432,729,855

Current

Government securities	373,369,037	169,975,247
Government bonds trust	-	99,523,343
Corporate securities	411,309	331,969
Shares	90,653,466	84,129,331
Investment funds	853,944,519	490,299,478
Total current	1,318,378,331	844,259,368

NOTE 13: ASSETS AND DEFERRED TAX LIABILITIES

The composition of the assets and deferred tax liabilities is as follows:

	06.30.2014	12.31.2013
Tax los-carryforwards	180,141,553	136,235,830
Trade and other receivables	65,920,700	43,379,702
Financial assets at fair value through profit and loss	576,422	1,314,135
Trade and other payables	233,315,660	224,077,730
Salaries and social security payable	16,349,709	4,320,300
Defined benefit plans	57,107,220	50,775,875
Taxes payable	23,293,124	37,289,313
Provisions	47,619,104	35,350,925
Other	99,893	253,084
Deferred tax asset	624,423,385	532,996,894

Property, plant and equipment	(574,463,623)	(577,908,963)
Intangible assets	(237,974,243)	(243,991,000)
Financial assets at fair value through profit and loss	(3,047,828)	(2,465,940)
Trade and other receivables	(43,418,212)	(33,379,506)
Borrowings	(27,561,714)	(24,179,723)
Other	(269,906)	(4,419,131)
Deferred tax liabilities	(886,735,526)	(886,344,263)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 13: (Continuation)

Deferred tax assets and liabilities are offset in the following cases: a) when there is a legally enforceable right to offset tax assets and liabilities; and b) when deferred income tax charges are associated with the same fiscal authority. The following amounts, determined after their adequate offset, are disclosed in the consolidated statement of financial position:

	06.30.2014	12.31.2013
Deferred tax asset	106,967,957	63,214,262
Deferred tax liabilities	(369,280,098)	(416,561,631)
Net deferred tax liabilities	(262,312,141)	(353,347,369)

NOTE 14: Trade and Other receivables

Non Current	Note	06.30.2014	12.31.2013

Res. No. 406/03 Inc c) CAMMESA consolidated receivables	2	371,436,069	387,240,276
Present value discount of assets at amortized cost		(254,933,941)	(261,165,570)
Trade receivables, net		116,502,128	126,074,706

Tax credits:
- Value added tax		5,661,203	6,084,746
- Sales tax		15,795,989	15,387,487
- Income tax and minimum notional income tax		259,442,549	216,167,849
- Tax on banking transactions		10,712,166	8,291,150
- Allowance for tax credits		(88,790,908)	(76,740,000)
Financial credit		64,950,231	60,994,014
Other		10,620,948	10,425,727
Other receivables, net		278,392,178	240,610,973

Total Non Current		394,894,306	366,685,679

Current

Receivables from energy distribution		896,115,622	851,839,227
Receivables from MAT		69,651,452	89,504,046
CAMMESA		968,967,325	695,822,404
Res. No. 406/03 Inc. c) consolidated receivables	2	10,877,673	10,690,018
Receivables from oil and liquid sales		45,582,232	32,208,724
Debtors in litigation		28,802,994	22,866,130
MMC		33,642,001	-
Receivables from administrative services		5,415,541	5,595,372
Related parties	27.i	5,400,163	4,122,835
Other		9,716,515	4,723,877
Allowance for doubtful accounts		(78,554,449)	(77,200,000)
Trade receivables, net		1,995,617,069	1,640,172,633

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 14: (Continuation)

	Note	06.30.2014	12.31.2013
Tax credits:
- Value added tax		145,589,297	120,715,415
- Sales tax		8,225,050	1,911,051
- Income tax and minimum notional income tax		8,449,381	3,500,902
- Withholding of social security contributions		963,089	546,967
- Other tax credits		138,129	175,358
- Allowance for tax credits		(443,955)	(759,083)
Advances to suppliers		25,416,436	30,931,348
Advances to employees		1,669,464	5,294,118
Related parties	27.i	181,573	645,830
Prepaid expenses		17,990,441	32,079,352
Other receivables from non-electricity activities		22,118,400	52,238,292
Financial credit		3,591,113	3,055,146
Guarantee deposits		20,242,025	3,777,060
Judicial deposits		2,494,065	1,785,559
Trades with FOCEDE Res. No. 347/12		24,796,460	-
Receivable from MMC		-	362,720,538
Receivables from the sale of financial instruments		26,306,015	20,448,750
Other		5,758,134	14,307,730
Allowance for other receivables		(35,050,390)	(36,579,890)
Other receivables, net		278,434,727	616,794,443

Total Current		2,274,051,796	2,256,967,076

The evolution of the allowance for the impairment of receivables is as follow:

	06.30.2014	06.30.2013
At the beginning	77,200,000	66,610,422
Allowance for impairment	3,738,752	23,558,817
Decreases	(2,184,386)	(616,436)
Reversal of unused amounts	(199,917)	(12,408)
Decreases for discontinued operations	-	(22,540,861)
At the end	78,554,449	66,999,534

The evolution of the allowance for the impairment of other receivables is as follow:

	06.30.2014	06.30.2013
At the beginning	114,078,973	89,772,963
Allowance for impairment	17,098,100	14,201,549
Decreases	(5,053,003)	(380,770)
Reversal of unused amounts	(1,838,817)	(515,649)
At the end	124,285,253	103,078,093

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 15: DISCONTINUED OPERATIONS, ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES ASSOCIATED

Sale of AESEBA/EDEN’s assets

At the date of issuance of these condensed interim financial statements, the changes with respect to the situation reported by Edenor as of December 31, 2013 are as follow.

The Trust has purchased Edenor Corporate Notes due in 2017 and 2022 indicated in the respective trust agreement for USD 10 million and USD 68 million of nominal value, respectively. On March 27, 2014, these Corporate Notes were written off.

Due to the repurchases of Edenor’s own debt made by the Trust, at June 30, 2014, Edenor recorded a gain of $ 44.5 million, which has been included in the “Other financial expense” line item of the Statement of Comprehensive (Loss) Income.

Additionally, on April 5, 2014, the Trust was terminated and liquidated.

NOTE 16: TRADE AND OTHER PAYABLES

Non Current	06.30.2014	12.31.2013

Suppliers	395,908	792,827
Customer contributions	126,958,444	113,778,441
Funding contributions for substations	51,700,000	51,700,000
Customer guarantees	57,289,475	54,524,300
Accounts payable	236,343,827	220,795,568

PUREE (1)	164,910,133	108,602,722
Fines and bonuses	915,488,344	836,115,014
Guarantees executed	162,557,446	130,337,773
Other	48,959,579	-
Other liabilities	1,291,915,502	1,075,055,509

Total Non Current	1,528,259,329	1,295,851,077

(1)As of June 30, 2014 and December 31, 2013, net of $ 1.8 billion and $ 1.7 billion, respectively, offset in accordance with the provisions of ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 16: (Continuación)

Current	Note	06.30.2014	12.31.2013

Suppliers		1,436,310,663	952,612,056
CAMMESA (1)		2,215,627,602	1,781,544,021
Customer contributions		157,022,156	176,799,558
Funding contributions substations		16,527,633	12,351,787
Fees and royalties		1,637,126	6,127,968
Customer advances		1,633,115	1,591,329
Customer guarantees		1,390,467	1,233,637
Related parties	27.i	357,097	1,091,129
Accounts payable		3,830,505,859	2,933,351,485

Fines and bonuses		89,215,603	87,658,055
Dividends payable		19,861,095	7,596,000
Liability with FOCEDE		2,656,241	4,236,917
Liability with FOTAE		-	48,959,579
Compensation agreements		60,490,055	8,903,811
Related parties		4,450,701	-
Other	27.i	4,588,596	7,849,544
Other liabilities		181,262,291	165,203,906
		-	-
Total Current		4,011,768,150	3,098,555,391

(1) As of June 30, 2014 and December 31, 2013, net of $ 2.2 billion and $ 1.2 billion, respectively, offset in accordance with the provisions of ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14.

NOTE 17: BORROWINGS

Non Current	Note	06.30.2014	12.31.2013

Financial loans		49,747,079	99,971,154
Corporate bonds		3,274,393,882	2,429,837,625
Related parties	27.i	165,792,000	394,721,657
		3,489,932,961	2,924,530,436

Current

Bank overdrafts		10,166,306	41,890,272
VCP		197,821,213	142,811,893
Financial loans		112,710,788	160,235,733
Corporate bonds		458,412,807	377,125,713
Related parties	27.i	254,467,904	31,508,188
		1,033,579,018	753,571,799

The main variations in the Group's financial structure during the six month period ended June 30, 2014 and until the date of emission of these unaudited consolidated condensed interim financial statements are described below:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

17.1 Generation

17.1.1 CTG

Issuance of CTG’s Corporate Bonds

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 50 million (or its equivalent value in other currencies) dated February 14, 2014, on March 6, 2014, CTG issued Class 5 Corporate Bonds for a face value of Ps. 60.1 million accruing interest at the Private Badlar rate plus a 500 basis points spread. Principal will be amortized in two equal consecutive installments due on June 6, 2016 and September 6, 2016, and interest will be payable on a quarterly basis.

Class 5 Corporate Bonds have been subscribed in kind through the delivery of Class 3 and Class 4 Corporate Bonds for Ps. 1.8 million and Ps. 19.1 million, respectively (an amount equivalent to US$ 2.5 million). The outstanding balance of Class 3 Corporate Bonds was wholly cancelled on March 6. After the issuance of Class 5 Corporate Bonds, outstanding Class 4 Corporate Bonds, net of CTG’s portfolio holdings, amount to US$ 7 million.

After cancelling the principal and interest of Class 3 Corporate Bonds and discounting Class 4 Corporate Bonds presented for the swap, the net inflow amounted approximately Ps. 1.4 million, that were allocated to the prepayment of bank loans.

Bank Loans

As regards the syndicated loan taken out with Banco Hipotecario S.A., Industrial and Commercial Bank of China S.A., Santander Rio S.A. y Citibank N.A., on July 23, 2014, CTG has:

(i)    paid accrued interest in the amount of Ps 7.1 million and the outstanding from the first amortization installment for Ps 4.6 million in accordance with the defined payment schedules; and

(ii)   partially prepaid the loan for an amount equivalent to Ps. 18 million —out of which Ps. 14 million were applied to the cancellation of principal installments of the variable tranche and Ps. 4 million to the cancellation of principal installments of the fix tranche in chronological order based on their maturity dates.

After this prepayment, the remaining principal balance of the syndicated loan amounts to Ps. 54.7 million, and the next maturity of principal will operate in June 2015.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

17.1.2 CTLL

Corporate Bonds

Practically all loans taken out by CTLL must be repaid during the next fifteen months, being the Corporate Bonds CTLL’s financial debt main component. Out of this debt, on March 10, 2014 the first principal installment and the interest accrued as at that date were cancelled. After this cancellation, the principal amount owe of Corporate Bonds amounts to approximately US$ 164 million. The next principal maturities will be in September 2014 (12.59%), and March and September 2015 (12.59% and 74.82%, respectively). Corporate Bonds currently represent approximately 97% of the outstanding principal of CTLL’s financial debt.

In view of the concentration of payments, mainly in September 2015, operating flows generated by CTLL may prove insufficient to face all its debt maturities.

Taking into consideration this situation and the current difficulties to access the domestic or international financial market, CTLL is currently analyzing different possible scenarios, including calling a new Meeting of Corporate Bondholders with the purpose of refinancing outstanding principal balances so that they may be in line with CTLL’s repayment capacity and terms.

Additionally, CTLL collects revenues in pesos in accordance with prices which are almost wholly indexed to the U.S. dollar pursuant to the Supply Agreement entered into between CTLL and the ES within the scope of ES Resolution No. 220/07, whereas Corporate Bonds are nominated in U.S. dollars but are payable in pesos indexed to the U.S. dollar, which exposes the Company to a risk of loss resulting from the devaluation of the Argentine peso in terms of stocks rather than flows.

17.1.3 CPB

Financing Cammesa II

On April 9, 2014, CAMMESA notified CPB of the authorization granted by the ES to apply the LVFVDs corresponding to January 2008-June 2011 period, including accrued interest, to the cancellation of the loan perfected through the Loan and Credit Assignment Agreement entered into between CAMMESA and CPB on January 8, 2013, which was destined to financing maintenance works performed in 2013 over BBLATV29 and BBLATV30 and in auxiliary equipment conducted in 2013.

In order to formalize such offset, on April 15, 2014 CPB assigned the LVFVDs for this financing, including interest accrued as at the offset date and until the concurrence of said receivables with the outstanding debt as of the same date.

On April 24, 2014, the compensation of the mentioned financing was performed in the amount of Ps. 39.5 million of principal and Ps. 11.3 million of accrued interest (VAT included) with the issuance of the commercial documents by CAMMESA.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

As a result of this compensation, CPB recognized income before taxes in the amount Ps. 35.3 million resulting from the revaluation of the affected LVFVDs, which were disclosed under "Other Financial Results" of the Statement of Comprehensive Income.

Financing of Major Maintenance Works

During the month of April, 2014, the Loan and Receivables Assignment Agreement was entered into between CPB and CAMMESA to finance the 2014-2015 Maintenance Plan for an estimated total amount of US$ 82.6 million plus VAT and nationalization costs. The final amount of the financing will be determined based on the actual disbursements made by CAMMESA.

The financing will have a twelve-month grace period as from the month following the last partial advance by CAMMESA, or 24 months after the execution of the loan, whichever occurs earlier, and this term may be extended for up to six months in case a delay in the execution of maintenance works is verified.

The financing will be repaid in 48 monthly, equal and consecutive installments, with the application of the mean yield obtained by CAMMESA from its financial placements with the WEM.

The Maintenance Remuneration provided for by ES Resolution No. 529/14 will be destined to the early cancellation of the granted financing.

Should the Maintenance Remuneration be insufficient to cancel the amount of each installment and provided CPB meets the Undertaken Minimum Availability (“UMA”), the balance payment obligation will be limited to 50% of the Debt Repayment Flow (the “DRF”). In case the UMA is not met, CPB will have to pay the whole applicable installment on the stipulated maturity date.

The UMA will range from 80% to 83% depending on the month, and will be calculated as an average of the last three rolling months, taking into consideration both units and provided the major maintenance works for each unit have been performed.

The DRF will be calculated based on the operating results plus Property, Plant and Equipment depreciations, net of:

(i)       The Additional Remuneration committed to the Trust pursuant to Res. No. 95/13;

(ii)     The Remuneration pursuant to the Winter Plan Loan Agreement (ES Note No. 6157/10);

(iii)    Investments in Property, Plant and Equipment;

(iv)   Taxes not included in operating results;

(v)     Uncollected Delta receivables with CAMMESA;

(vi)   The Maintenance Remuneration.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

In accordance with what has been previously stated, if at each installment’s maturity date the funds asigned to its cancellation are insufficient to fully cancel it, the uncancelled balance will be distributed pro rata among the remaining installments, provided the AMA has been met. If this situation occurs in the last installment, it will be successively deferred until its full cancellation.

In order to guarantee the granted financing, CPB has assigned to CAMMESA 100% of its current and future receivables, whether accrued or to be accrued, in connection with the operations conducted and to be conducted with the WEM, excluding those which had already been assigned to third parties or included in contracts entered into pursuant to the 2008-2011 Agreement, as well as those included in the assignment as collateral provided for in the loan agreement under ES Note No. 6157/10 and in the assignment as collateral set forth in the loan agreement entered into by the parties on January 8, 2013, until the financing limit.

The major maintenance execution dates included in the Maintenance Plan have been defined for the September-December 2015 periods in Unit 29 and for March-May 2016 in Unit 30. The work plan seeks to generate the purchase orders for the spare parts having a longer delivery term so as not to compromise the execution of maintenance works, and to simultaneously go on with the quotation and later signment of the contract for the supply of materials and services for the maintenance of boilers and their auxiliary equipment, as well as for the turbine and generator maintenance service.

In parallel with these tasks, basic engineering works are being made in order to obtain the technical specifications necessary to generate the requests for quotation of all services and/or materials not included in the previous description.

As at the issuance of its Condensed Interim Financial Statements, CPB has received partial advances from CAMMESA amounting to Ps. 28 million.

17.2 Holding y otros

17.3.1 PEPASA

VCPs Global Programme

As of March 27, 2014, PEPASA has cancelled Series 5 and 6 VCPs for a face value of Ps. 77.8 million and US$ 4.3 million, respectively.

On April 28, 2014, PEPASA perfected the issuance of Series 8 VCPs with a face value of Ps. 122.95 million, accruing interest at a Private Badlar Rate plus a 3.95% spread and maturing 12 calendar months as from their issuance date. Interest will be payable on a quarterly basis.

As of June 30, 2014, outstanding Series 7 y 8 VCPs amounted to Ps. 197.8 million, including principal and interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 17: (Continuation)

Resources gathered through the issuance of these VCPs may be destined to investments in physical assets, the payment of working capital and/ or the refinancing of liabilities.

ON Programme

Under the Simple Corporate Bonds Program (that is, corporate bonds non-convertible into shares) for up to US$ 100 million (or its equivalent value in other currencies) dated March 19, 2013, on June 6, 2014, PEPASA issued Class 2 Corporate Bonds for a face value of Ps. 525.4 million accruing interest at the Private Badlar rate and finally maturing on June 6, 2017. They were issued in order to perform productive investments computable under Section 35.k of the Insurance Activity General Regulations. Interest will be payable on a quarterly basis.

Funds collected through the issuance of these bonds will be destined to investments in physical assets and/ or to the payment of working capital.

NOTE 18: PROVISIONS

	Non current
	For contingencies	For decomissioning of wells	Total
At the beginning of the year	89,703,658	1,761,146	91,464,804
Increases	55,229	634,283	689,512
Reclassifications	(4,510,478)	-	(4,510,478)
Decreases	(3,468)	-	(3,468)
At the end of the period	85,244,941	2,395,429	87,640,370

	Current
	For contingencies
At the beginning of the year	11,239,188
Increases	61,511,714
Reclassifications	4,510,478
Decreases	(27,118,142)
Reversal of unused amounts	(40,000)
At the end of the period	50,103,238

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 19: SALES

	Six months to
	06.30.2014	06.30.2013

Sales of energy to the SPOT Market	401,266,041	317,526,170
Energy sales Resolution No. 220/07	386,141,111	93,876,501
Sales of energy to MAT	70,967,303	255,697,559
Energy plus sales	179,512,602	117,065,375
Other sales	10,879,065	9,636,378
Generation subtotal	1,048,766,122	793,801,983

Energy sales	1,724,725,309	1,633,984,856
Right of use of posts	26,221,243	21,047,962
Connection and reconnection charges	2,268,545	1,750,737
Distribution subtotal	1,753,215,097	1,656,783,555

Gas sales	83,288,497	57,163,338
Oil and liquid sales	9,907,425	7,968,562
Administrative services sales	18,289,136	12,978,783
Other sales	753,001	-
Holding and others subtotal	112,238,059	78,110,683

Intersegment sales	7,137,671	2,368,407

Total sales	2,921,356,949	2,531,064,628

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 20: COST OF SALE

	Six months to
	06.30.2014	06.30.2013
Inventories at the beginning of the year	114,615,289	103,330,353

Plus: Charges for the period
Purchases of inventories and of energy from the distribution segment	950,731,186	971,871,708

Salaries	691,334,126	414,772,542
Social benefits	23,006,572	18,089,052
Other social benefits	8,783,352	4,950,093
Accrual of defined benefit plans	20,430,871	12,947,909
Fees and compensations for services	380,215,520	319,135,358
Property, plant and equipment depreciations	174,628,866	152,499,625
Intangible assets amortization	14,731,105	14,731,109
Depreciation of biological assets	20,407	20,407
Gas consumption	60,080,899	103,462,130
Purchase of energy	149,094,521	286,176,182
Fuel consumption	-	31,076,708
Transport of energy	15,696,292	10,555,889
Material consumption	119,222,054	62,933,596
Penalties	119,677,244	140,011,914
Maintenance	21,934,333	66,254,521
Royalties and fees	25,887,884	19,592,499
Gas production	10,650,073	3,938,652
Rental and insurance	27,976,827	26,080,888
Surveillance and security	14,262,254	9,081,237
Taxes, rates and contributions	6,615,245	8,632,080
Communications	5,970,565	3,711,974
Other	11,238,299	9,373,287
Subtotal	1,901,457,309	1,718,027,652

Less: Inventories at the end of the period	(155,200,293)	(81,417,626)
Cost of sales	2,811,603,491	2,711,812,087

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 21: SELLING EXPENSES

	Six months to
	06.30.2014	06.30.2013
Salaries	105,991,659	86,331,262
Social benefits	396,224	543,363
Other social benefits	41,454	59,139
Accrual of defined benefit plans	2,369,332	1,953,217
Fees and compensations for services	120,632,243	86,001,793
Property, plant and equipment depreciations	7,236,914	4,346,444
Penalties	5,780,000	28,615,000
Doubtful accounts	3,956,255	27,798,631
Surveillance and security	161,256	293,527
Taxes, rates and contributions	29,587,385	38,517,744
Communications	19,732,459	15,635,976
Other	360,161	359,428
Total selling expenses	296,245,342	290,455,524

NOTE 22: ADMINISTRATIVE EXPENSES

	Six months to
	06.30.2014	06.30.2013
Salaries	144,702,158	103,961,159
Social benefits	9,998,663	8,056,764
Other social benefits	4,546,558	2,790,440
Accrual of defined benefit plans	2,369,526	2,016,265
Fees and compensations for services	94,218,366	77,116,124
Compensation agreements	60,490,055	-
Directors and Sindycs’ fees	11,569,657	8,786,395
Reserve for directors’ options	4,472,676	4,472,676
Property, plant and equipment depreciations	8,476,050	7,472,930
Intangible assets amortization	-	1,038,924
Material and spare parts consumption	5,835,657	2,751,943
Maintenance	1,329,429	663,293
Transport and per diem	2,885,511	1,420,441
Rental and insurance	24,165,213	16,320,135
Surveillance and security	7,004,491	5,007,426
Taxes, rates and contributions	8,209,310	12,796,119
Communications	3,841,863	2,719,782
Advertising and promotion	4,271,798	2,040,364
Other	6,298,706	3,548,407
Total administrative expenses	404,685,687	262,979,587

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 23: OTHER OPERATING INCOME AND EXPENSES

	Six months to
Other operating income	06.30.2014	06.30.2013
Insurance recovery	6,358,656	40,493,519
Recovery of expenses	12,676,442	5,323,483
Recovery of allowances for receivables	2,026,486	448,987
Recovery of allowance for tax credits	281,941	110,855
Recovery of other operating costs	-	12,418,744
Recognition Agreement March	-	84,837,562
Dividend income	2,777,280	7,425,334
Billing work to third parties	9,145,747	6,876,409
Commissions on municipal tax collection	4,627,392	3,187,449
Surplus Gas Injection Compensation Res. No. 1/13	29,210,372	-
Profit of property, plant and equipment sale	5,592,627	228,276
Recovery of sales tax	37,943,970	-
Other	4,153,516	1,859,767
Total other operating income	114,794,429	163,210,385

Other operating loss
Allowances for contingencies	(61,566,943)	(4,876,888)
Voluntary retirements - bonus	(12,432,608)	(9,794,052)
Decreaeses in property, plant and equipment	(1,882,175)	(6,830,636)
Indemnities	(4,123,416)	(2,241,752)
Allowances for other receivables	(4,832,095)	(3,944,534)
Allowances for doubtful tax credits	(2,132,046)	(478,738)
Net expense techniques	(6,105,522)	(6,118,067)
Tax on bank transactions	(49,300,108)	(40,292,351)
Third parties cost jobs	(5,705,898)	(1,205,470)
Donations and contributions	(3,260,635)	(2,776,700)
Other	(4,772,384)	(5,756,314)
Total other operating loss	(156,113,830)	(84,315,502)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 24: FINANCIAL RESULTS

	Six months to
Finance income	06.30.2014	06.30.2013
Comercial interest	58,104,299	45,650,191
Financial interest	139,242,622	194,815,490
Other interest	1,094,958	620,468
Total finance income	198,441,879	241,086,149

Finance cost
Comercial interest	(245,174,051)	(55,380,817)
Fiscal interest	(21,993,471)	(20,338,939)
Financial interest	(279,440,710)	(187,041,831)
Other interest	(196,385)	(99,278)
Taxes and bank commissions	(9,396,820)	(10,676,574)
Other finance costs	(2,291,649)	(1,241,677)
Total finance cost	(558,493,086)	(274,779,116)

Other finance results
Foreing currency exchange difference	(649,639,243)	(242,761,184)
Result from repurchase of corporate bonds	47,208,426	43,716,291
Changes in the fair value of financial instruments	387,675,281	65,541,648
Discounted value measurement	10,145,586	(104,705,114)
Recovery of fiscal interest	3,166,739	-
Other finance results	(92,213)	43,213
Total other finance results	(201,535,424)	(238,165,146)

Other finance results, net	(561,586,631)	(271,858,113)

NOTE 25: EARNING (LOSS) PER SHARE

a)    Basic

Basic earnings (loss) per share are calculated by dividing the result attributable to the Company’s equity interest holders by the weighted average of outstanding common shares during the period.

b)    Diluted

Diluted earnings (loss) per share are calculated by adjusting the weighted average of outstanding common shares to reflect the conversion of all dilutive potential common shares. The Company has a kind of dilutive potential common shares, which consist on share purchase options.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the earnings per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the earnings per share or a decrease in the losses per share of the continuing operations.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 25: (Continuation)

The calculation of diluted earnings (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of ordinary shares during the period, no dilutive effect is recorded, being the diluted earning (loss) per share equal to the basic. Therefore, the basic and diluted results per share are the same for continuing operations during the six month period ended June 30, 2014 and 2013, and for discontinued operations during the six month period ended June 30, 2013.

	06.30.2014	06.30.2013
(Loss) Earnings attributable to the equity holders of the company from continuing operations	(80,414,685)	627,721,351
Weighted average amount of outstanding shares	1,314,310,895	1,314,310,895
Basic and diluted (loss) earning per share from continuing operations	(0.0612)	0.4776

		30.06.2013
Loss attributable to the equity holders of the company for discontinued operations		(82,468,857)
Weighted average amount of outstanding shares		1,314,310,895
Basic and diluted loss per share from discontinued operations		(0.0627)

NOTE 26: SEGMENT INFORMATION

The Company is engaged on the electricity sector, with a participation in the electricity generation, transmission and distribution segments through different legal entities. Accordingly, the following business segments have been identified by means of its subsidiaries and based on the nature, customers and risks involved:

Generation, conformed by direct and indirect equity interest in  CPB,  CTG, CTLL, HINISA, HIDISA, Powerco, PACOSA and investments in shares in other companies related to the electricity generation sector.

Transmission, conformed by indirect equity interest through Citelec in Transener and its subsidiaries. For the purposes of presenting segment information the indirect equity interest has been consolidated proportionally.

Distribution, conformed by indirect equity interest in EASA and Edenor. As of December 31, 2013 the Company has deconsolidated AESEBA, classifying their results as discontinued operations.

Holding and others, conformed by financial investment operations, holding activities, oil and gas exploitation, and other businesses.

The Company manages its segments to the net income level of reporting.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of operation information at June 30, 2014	Generation	Transmission	Distribution(1)	Holding and others	Eliminations	Consolidated
Sales	1,048,766,122	311,260,811	1,753,215,097	112,238,059	-	3,225,480,089
Intersegment sales	-	598,843	-	47,066,342	(39,928,671)	7,736,514
Cost of sales	(556,193,660)	(227,709,941)	(2,230,583,224)	(62,940,205)	38,113,598	(3,039,313,432)
Gross profit (loss)	492,572,462	84,149,713	(477,368,127)	96,364,196	(1,815,073)	193,903,171

Selling expenses	(8,320,357)	-	(280,345,576)	(7,579,409)	-	(296,245,342)
Administrative expenses	(85,327,693)	(39,317,796)	(208,776,669)	(112,091,239)	1,539,290	(443,974,107)
Other operating income	58,439,577	-	16,587,369	39,767,483	-	114,794,429
Other operating expenses	(35,094,013)	(10,572,250)	(108,778,293)	(12,233,622)	-	(166,678,178)
Share profit of joint ventures	-	-	7,110	-	-	7,110
Share loss of associates	-	-	-	(1,975,757)	-	(1,975,757)
Operating profit (loss) before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	422,269,976	34,259,667	(1,058,674,186)	2,251,652	(275,783)	(600,168,674)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	-	-	735,534,348	-	-	735,534,348
Operating profit (loss)	422,269,976	34,259,667	(323,139,838)	2,251,652	(275,783)	135,365,674

Finance income	68,120,303	112,048,309	151,722,712	10,019,763	(31,420,899)	310,490,188
Finance cost	(129,439,057)	(27,662,001)	(389,279,582)	(71,465,082)	31,696,682	(586,149,040)
Other finance results	(265,728,211)	(109,353,041)	(430,439,656)	494,632,443	-	(310,888,465)
Financial results, net	(327,046,965)	(24,966,733)	(667,996,526)	433,187,124	275,783	(586,547,317)
Profit (Loss) before income tax	95,223,011	9,292,934	(991,136,364)	435,438,776	-	(451,181,643)

Income tax	29,612,669	(11,886,025)	44,016,384	(5,603,317)	-	56,139,711
Profit (Loss) for the year from continuing operations	124,835,680	(2,593,091)	(947,119,980)	429,835,459	-	(395,041,932)

Adjustment non-controlling interest in joint ventures	-	(165,876)	-	-	-	(165,876)
Total profit (loss) of the year	124,835,680	(2,758,967)	(947,119,980)	429,835,459	-	(395,207,808)

Depreciation and amortization (2)	64,960,576	21,491,035	120,444,124	19,688,642	-	226,584,377

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of income at June 30, 2014	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total profit (loss) attributable to:
Owners of the Company	113,857,407	(2,758,967)	(615,465,845)	423,952,720	-	(80,414,685)
Non - controlling interest	10,978,273	-	(331,654,135)	5,882,739	-	(314,793,123)

Consolidated statement of financial position as of Junes 30,2014
Assets	4,042,675,048	1,066,060,611	6,939,976,398	3,745,544,265	(526,845,549)	15,267,410,773
Liabilities	2,932,573,942	792,478,075	7,323,200,280	1,981,370,422	(526,845,549)	12,502,777,170

Additional consolidated information as of June 30, 2014
Increases in property, plant and equipment	36,262,599	108,370,673	643,786,505	291,925,255	-	1,080,345,032

(1) Includes financial results generated by financial debt issued by EASA for Ps. 213.18 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets, intangible assets and biological assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of operation information at June 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Sales	793,801,983	160,588,071	1,656,783,555	78,110,683	-	2,689,284,292
Intersegment sales	2,002,563	1,073,059	-	9,642,144	(9,276,300)	3,441,466
Cost of sales	(783,533,390)	(167,712,395)	(1,887,406,142)	(42,290,255)	1,417,700	(2,879,524,482)
Gross profit (loss)	12,271,156	(6,051,265)	(230,622,587)	45,462,572	(7,858,600)	(186,798,724)

Selling expenses	(24,588,385)	-	(263,416,934)	(2,450,205)	-	(290,455,524)
Administrative expenses	(61,824,795)	(34,606,826)	(164,360,189)	(42,631,483)	5,856,037	(297,567,256)
Other operating income	142,493,694	(2,314,807)	10,987,794	9,727,094	-	160,893,775
Other operating expenses	(20,488,328)	(6,769)	(58,591,241)	(5,229,164)	-	(84,315,502)
Share profit of joint ventures	-	-	3,902	-	-	3,902
Share profit of associates	-	-	-	4,156,841	-	4,156,841
Operating profit (loss) before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	47,863,342	(42,979,667)	(705,999,255)	9,035,655	(2,002,563)	(694,082,488)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	-	-	2,212,623,330	-	-	2,212,623,330
Operating profit (loss)	47,863,342	(42,979,667)	1,506,624,075	9,035,655	(2,002,563)	1,518,540,842

Finance income	29,256,851	56,221,037	214,217,945	2,498,122	(4,886,769)	297,307,186
Finance cost	(105,707,797)	(19,355,782)	(162,428,216)	(11,496,546)	4,859,222	(294,129,119)
Other finance results	(183,203,982)	(28,418,182)	(128,571,484)	73,610,322	-	(266,583,326)
Financial results, net	(259,654,928)	8,447,073	(76,781,755)	64,611,898	(27,547)	(263,405,259)
(Loss) Profit before income tax	(211,791,586)	(34,532,594)	1,429,842,320	73,647,553	(2,030,110)	1,255,135,583

Income tax	83,046,973	11,554,040	(115,811,433)	(2,723,061)	-	(23,933,481)
(Loss) Profit for the year from continuing operations	(128,744,613)	(22,978,554)	1,314,030,887	70,924,492	(2,030,110)	1,231,202,102

Discontinued operations	-	-	(122,079,915)	-	2,030,110	(120,049,805)
Adjustment non-controlling interest in joint ventures	-	9,726,624	-	-	-	9,726,624
Total (loss) profit of the year	(128,744,613)	(13,251,930)	1,191,950,972	70,924,492	-	1,120,878,921

Depreciation and amortization (2)	47,440,263	20,976,697	112,104,906	20,564,270	-	201,086,136

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Consolidated statement of income at June 30, 2013	Generation	Transmission	Distribution (1)	Holding and others	Eliminations	Consolidated
Total (loss) profit attributable to:
Owners of the Company	(121,989,631)	(13,251,930)	609,569,563	70,924,492	-	545,252,494
Non - controlling interest	(6,754,982)	-	582,381,409	-	-	575,626,427

Consolidated statement of financial position as of December 31,2013
Assets	3,714,900,214	963,993,871	6,971,553,493	2,183,787,385	(455,870,761)	13,378,364,202
Liabilities	2,713,844,869	687,818,246	6,434,706,032	995,033,986	(455,870,761)	10,375,532,372

Additional consolidated information as of June 30, 2013
Increases of property, plant and equipment	33,680,532	38,142,635	469,463,874	80,596,914	-	621,883,955

(1) Includes financial results generated by financial debt issued by EASA for Ps. 74.1 million and other consolidation adjustments.

(2) Includes amortizations and depreciation of fixed assets and intangible assets (recognized in cost of sales, administrative expenses and selling expenses) and charge for reserve for Director´s options (recognized in administrative expenses).

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Accounting criteria used by the subsidiaries for the measuring of results, assets and liabilities of the segments are consistent with those used in the consolidated financial statements. Transactions between different segments are conducted under market conditions. Assets and liabilities are assigned based on the segment’s activity.

The segment called “Electricity transmission”, which corresponds to the Company’s indirect interest in Citelec and its subsidiaries, has been included as a reportable segment since it is considered as such in the reports received by the Executive Director. Since the stake in such companies constitutes an interest in a joint venture, it is not consolidated and it is valued according to the equity method of accounting in the consolidated statement of Income and Financial position.

In this sense, the reconciliation between the segment information and the consolidated statement of Income is presented below:

Consolidated statement of income at June 30, 2014	Segment information	Results from interest in joint ventures	Consolidated income
Sales	3,225,480,089	(311,260,811)	2,914,219,278
Intersegment sales	7,736,514	(598,843)	7,137,671
Cost of sales	(3,039,313,432)	227,709,941	(2,811,603,491)
Gross profit (loss)	193,903,171	(84,149,713)	109,753,458

Selling expenses	(296,245,342)	-	(296,245,342)
Administrative expenses	(443,974,107)	39,288,420	(404,685,687)
Other operating income	114,794,429	-	114,794,429
Other operating expenses	(166,678,178)	10,564,348	(156,113,830)
Share profit of joint ventures	7,110	(2,715,644)	(2,708,534)
Share loss of associates	(1,975,757)	-	(1,975,757)
Operating loss before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	(600,168,674)	(37,012,589)	(637,181,263)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	735,534,348	-	735,534,348
Operating profit (loss)	135,365,674	(37,012,589)	98,353,085

Finance income	310,490,188	(112,048,309)	198,441,879
Finance cost	(586,149,040)	27,655,954	(558,493,086)
Other finance results	(310,888,465)	109,353,041	(201,535,424)
Finance results, net	(586,547,317)	24,960,686	(561,586,631)
Loss before income tax	(451,181,643)	(12,051,903)	(463,233,546)

Income tax	56,139,711	11,886,027	68,025,738
Loss before income tax	(395,041,932)	(165,876)	(395,207,808)

Adjustment non-controlling interest in Joint Ventures	(165,876)	165,876	-
Loss for the period	(395,207,808)	-	(395,207,808)

Depreciation and amortization	226,584,377	(21,491,035)	205,093,342

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Additional consolidated information as of June 30, 2014	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	15,267,410,773	(920,635,961)	14,346,774,812
Liabilities	12,502,777,170	(792,460,358)	11,710,316,812

Additional consolidated information as of June 30, 2014	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	1,080,345,032	(108,370,673)	971,974,359

Consolidated statement of income at June 30, 2013	Segment information	Results from interest in joint ventures	Total income
Sales	2,689,284,292	(160,588,071)	2,528,696,221
Intersegment sales	3,441,466	(1,073,059)	2,368,407
Cost of sales	(2,879,524,482)	167,712,395	(2,711,812,087)
Gross (loss) profit	(186,798,724)	6,051,265	(180,747,459)

Selling expenses	(290,455,524)	-	(290,455,524)
Administrative expenses	(297,567,256)	34,587,669	(262,979,587)
Other operating income	160,893,775	2,316,610	163,210,385
Other operating expenses	(84,315,502)	-	(84,315,502)
Share profit (loss) of joint ventures	3,902	(13,222,026)	(13,218,124)
Share profit of associates	4,156,841	-	4,156,841
Operating (loss) profit before Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	(694,082,488)	29,733,518	(664,348,970)
Higher Costs Recognition - Resolution ES No. 250/13 and Notes ES No. 6852/13 and 4012/14	2,212,623,330	-	2,212,623,330
Operating profit	1,518,540,842	29,733,518	1,548,274,360

Finance income	297,307,186	(56,221,037)	241,086,149
Finance cost	(294,129,119)	19,350,003	(274,779,116)
Other finance results	(266,583,326)	28,418,180	(238,165,146)
Finance results, net	(263,405,259)	(8,452,854)	(271,858,113)
Profit before income tax	1,255,135,583	21,280,664	1,276,416,247

Income tax	(23,933,481)	(11,554,040)	(35,487,521)
Profit before income tax	1,231,202,102	9,726,624	1,240,928,726

Discontinued operations	(120,049,805)	-	(120,049,805)
Adjustment non-controlling interest in Joint Ventures	9,726,624	(9,726,624)	-
Profit for the period	1,120,878,921	-	1,120,878,921

Depreciation and amortization	201,086,136	(20,976,697)	180,109,439

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 26: (Continuation)

Additional consolidated information as of December 31, 2013	Segment information	Assets and liabilities from interest in joint ventures	Statements of financial position
Assets	13,378,364,202	(815,809,970)	12,562,554,232
Liabilities	10,375,532,372	(687,800,243)	9,687,732,129

Additional consolidated information as of June 30, 2013	Segment information	Assets and liabilities from interest in joint ventures	Note 10
Property, plant and equipment increases	621,883,955	(38,142,635)	583,741,320

NOTE 27: RELATED PARTIES´ TRANSACTIONS

a)    Sales of goods and services

	Six months to
	06.30.2014	06.30.2013
Joint ventures
Transener	7,137,671	2,368,407

Other related parties
CYCSA	598,327	498,119
Grupo Dolphin	40,799	-
	7,776,797	2,866,526

Correspond principally to advisory services in technical assistance for the operation, maintenance and management of the transport system of high-voltage electricity.

b)    Purchases of goods and services

	Six months to
	06.30.2014	06.30.2013
Joint ventures
Transener	(598,843)	(1,073,059)
	(598,843)	(1,073,059)

Correspond to maintenance services.

c)     Fees for services

	Six months to
	06.30.2014	06.30.2013
Other related parties
Estudio Salaverri	(204,591)	(192,000)
	(204,591)	(192,000)

Correspond to fees for legal advice.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

d)    Other operating income

	Six months to
	06.30.2014	06.30.2013
Other related parties
CYCSA	75,000	204,088
PYSA	2,100	-
	77,100	204,088

Correspond to royalties for the use of the distribution network.

e)     Other operating expenses

	Six months to
	06.30.2014	06.30.2013
Other related parties
Foundation	(2,978,000)	(2,600,000)
	(2,978,000)	(2,600,000)

Correspond to donations.

f)      Financial cost

	Six months to
	06.30.2014	06.30.2013
Other related parties
PYSSA	(49,734)	(42,787)
TGS	(6,863,308)	(4,479,032)
	(6,913,042)	(4,521,819)

Correspond mainly to interest on loans received.

g)         Other financial results

	Six months to
	06.30.2014	06.30.2013
Other related parties
SACME	(8,905,740)	(6,925,320)
	(8,905,740)	(6,925,320)

Corresponds to operation and supervision of the transmission system of electricity.

h)    Capital Suscription

	Six months to
	06.30.2014	06.30.2013
Joint ventures
Citelec	-	(1,198,434)
	-	(1,198,434)

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 27: (Continuation)

i)      Balances with related parties:

As of June 30, 2014	Trade receivables	Other receivables	Accounts payable	Other payable	Borrowings
	Current	Current	Current	Non Current	Current	Non Current
Joint ventures
Transener	5,025,303	-	134,788	-	-	-
Other related parties
CYCSA	374,860	115,493	-	-	-	-
Estudio Salaverri	-	-	138,061	-	-	-
Grupo Dolphin	-	-	-	4,450,701	-	-
Orígenes Retiro	-	66,080	-	-	5,235,488	165,792,000
TGS	-	-	84,248	-	249,232,416	-
UTE Senillosa	-	-	-	-	-	-
	5,400,163	181,573	357,097	4,450,701	254,467,904	165,792,000

As of December 31, 2013	Trade receivables	Other receivables	Accounts payable	Borrowings
	Current	Current	Current	Current	Non Current
Joint ventures
Transener	3,881,745	-	102,355	-	-
Other related parties
CYCSA	241,090	645,830	-	-	-
Orígenes Retiro	-	-	-	31,508,188	200,000,000
TGS	-	-	988,774	-	194,721,657
	4,122,835	645,830	1,091,129	31,508,188	394,721,657

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	Type	Amount in foreign currency	Exchange rate (1)	Total 06.30.2014	Total 12.31.2013

ASSETS

NON CURRENT ASSETS

Other receivables
Third parties	U$S	417,465	8.033	3,353,497	2,666,524
Total non current assets				3,353,497	2,666,524

CURRENT ASSETS

Financial assets at fair value through profit and loss	U$S	15,349,486	8.033	123,302,415	312,031,682
Trade and other receivables
Third parties	U$S	8,928,319	8.033	71,721,185	30,237,124
	EUR	25,685	10.991	282,299	461,648
		£7,309	13.906	101,635	-
	U$	-	-	-	856
Cash and cash equivalents	U$S	39,644,301	8.033	318,462,652	116,186,826
	EUR	15,495	10.991	170,302	171,244
	U$	5,001	0.350	1,752	99,484
Total current assets				514,042,240	459,188,864
Total assets				517,395,737	461,855,388

LIABILITIES

NON CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	19,987,390	8.133	162,557,446	130,337,773
Borrowings
Third parties	U$S	322,523,824	8.133	2,623,086,266	2,391,796,160
Related parties	U$S	-	-	-	194,721,659
Total non current liabilities				2,785,643,712	2,716,855,592

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 28: (Continuation)

	Type	Amount in foreign currency	Exchange rate (1)	Total 06.30.2014	Total 12.31.2013

CURRENT LIABILITIES

Trade and other payables
Third parties	U$S	60,205,878	8.133	489,654,395	188,961,031
	EUR	716,023	11.148	7,982,153	3,540,978
		£100,969	13.913	1,404,765	871,851
	CHF	175,108	9.171	1,606,107	223,076
	NOK	68,200	1.332	90,858	73,588
	U$	-	-	-	19,349
Borrowings
Third parties	U$S	56,272,283	8.133	457,662,476	368,466,024
Related parties	U$S	30,834,148	8.083	249,232,418	-
Salaries and social security payable
Third parties	U$	686,662	0.350	240,565	238,171

Total current liabilities				1,207,873,737	562,394,068
Total liabilities				3,993,517,449	3,279,249,660

(1) The exchange rates used correspond to June 30, 2014 released by the National Bank for U.S. dollars (U$S), euro (EUR), sterling pounds (£) swiss francs (CHF), norwegian kroner (NOK) and uruguayan pesos (U$). For balances with related parties, the exchange rate used is the average.

NOTE 29: FINANCIAL INSTRUMENTS

The following chart shows the Company’s financial assets measured at fair value and classified according to their hierarchy as of June 30, 2014 and December 31, 2013. The Company does not have any financial liabilities measured at fair value as of the stated dates.

As of June 30, 2014	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	411,309	-	-	411,309
Government securities	370,474,652	2,894,385	-	373,369,037
Shares	90,653,466	-	70,630	90,724,096
Trust	-	681,076,194	-	681,076,194
Investment funds	853,944,519	-	-	853,944,519
Cash and cash equivalents
Investment funds	133,706,006	-	-	133,706,006
Total assets	1,449,189,952	683,970,579	70,630	2,133,231,161

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 29:  (Continuation)

As of December 31, 2013	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit and losss
Corporate securities	331,969	-	-	331,969
Government securities	167,488,795	3,679,641	-	171,168,436
Government bonds trust AESEBA	99,523,343	-	-	99,523,343
Shares	84,129,331	-	70,630	84,199,961
Trust	-	431,466,036	-	431,466,036
Investment funds	490,299,478	-	-	490,299,478
Cash and cash equivalents
Investment funds	219,887,350	-	-	219,887,350
Total assets	1,061,660,266	435,145,677	70,630	1,496,876,573

The techniques used for the measurement of assets at fair value with changes in profits/ losses, classified as Level 2, are detailed below:

- Public debt securities: at the current value of contractual cash flows, applying a discount rate derived from other similar debt securities’ observable market prices.

- Trusts: it was determined based on the fair value measurement of the underlying, which amounts to 40% of CIESA’s shares. To determine this value, a measurement of the fair value of CIESA’s main assets and liabilities was performed. CIESA’s main asset is its stake in TGS, which has been measured at the value of this company’s American Depositary Receipt. CIESA’s main liability is its financial debt, which has been measured at its book value, which does not significantly differ from its market value.

- Trust Rights: based on the underlying securities’ fair value.

NOTE 30: CONTINGENCIES

As at the issuance date of these condensed interim consolidated financial statements, there are no significant changes regarding the situation disclosed by the Company as at December 31, 2013 with the exception of the following:

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30:  (Continuation)

30.1 CTG

Legal proceeding with DESA

On April 15, 2014, in view of the course of the litigation during the period, CTG’s management decided to put an end to the proceeding by executing a settlement agreement with DESA whereby CTG undertakes to pay the amount of Ps. 15 million plus VAT to DESA and the amount of Ps. 3.7 million plus VAT to the intervening Law Office.

30.2 CTLL

Legal action for breach of the joint venture formed by Isolux Corsan Argentina SA and Tecna Estudios y Proyectos de Ingeniería S.A.  and Engineering Projects (collectively "the Contractor")

As regards CTLL’s legal dispute with the Contractor, in March 2014 hearings of witnesses and expert witnesses were held in the City of Montevideo. On May 30, 2014, the parties filed their closing briefs, and the next procedural step will be the issuance of the final arbitration award. CTLL Management estimates the award arbitration should be halfway through the second semester of this year.

Minimum Presumed Income Tax

On May 19, 2014, CTLL submitted its Annual Minimum Notional Income Tax Return for the 2013 period with a zero balance and filed a declaratory relief pursuant to Section 322 of the Federal Civil and Commercial Procedural Code against AFIP-DGI in order to obtain assurance as to the application of the minimum notional income tax for that fiscal year related to on the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010. The estimated amount of the assessed tax is Ps. 19.5 million.

As of June 30, 2014 and December 31, 2013, the Company held a provision for this minimum notional income tax for fiscal periods 2010-2014 amounting to Ps. 80 and Ps. 63.1 million respectively, including compensatory interest.

Sales Tax

CTLL has filed a note to the Province of Neuquén’s Revenue Department in order to inform it that CTLL considers that the electric power generation activity conducted in that province should be covered by the provisions of Section 12 of Act No. 15,336, which provides that electricity generation, transformation and transmission works and installations within the national jurisdiction and the energy generated or transported by them should not be levied with taxes or contributions, nor be subject to domestic provisions restricting or hindering its free production and circulation. Pursuant to this Section, revenues resulting from the generation of electric power are exempted from the provincial sales tax.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30:  (Continuation)

CTLL’s position was finally sustained by a final and conclusive decision by the Prosecutor’s Office of the Province of Neuquén on April 9, 2014, where the Prosecutor, in answer to Docket No. 5823-007042/14, “S/Central Térmica Loma de la Lata S/ISIB s/Generación de Energía Eléctrica y solicitud de certificado de exención”, held as follows: “[…] that pursuant to the provisions enacted by the National Government in this area as a proper means to attain the sought federal objectives, the Company should not pay the Sales Tax.”

In line with the decision of the Prosecutor’s Office of the Province of Neuquén, in the month of May the Revenue Department of that province issued a Non-Tax Deduction and/or Collection Certificate to CTLL effective until December 31 of this year.

As at June 30, 2014, based on the decisions adopted by those entities, CTLL has decided to reverse the provision recorded as of December 31, 2013 in the amount of Ps. 41.1 million, with an offsetting entry under “Other operating income” in the Statement of Comprehensive Income for Ps. 37.9 million as sales tax and under “Other financial results” in the amount of Ps. 3.2 million as compensatory interest.

30. 3 PESA and subsidiaries

30.3.1 HINISA and HIDISA

Income tax – Inflation adjustment

HINISA and HIDISA have assessed the income tax for fiscal year 2013, which resulted in a Ps. 9 million and Ps. 0.9 million tax, respectively, taking into consideration the application of the inflation adjustment mechanisms set forth in Title VI of the Income Tax Act, the update of Property, plant en equipment amortizations (Sections 83, 84 and 89), a cost restatement on account of the disposal of shares and mutual funds quotas (Sections 58, 61 and 89), and the update of intangible assets amortizations (Sections 81.c, 84 and 89, and Section 128 of its regulatory decree), to such effect the domestic wholesale price index (IPIM) published by the National Institute of Statistics and Censuses based on the similarity with the parameters put forward in re “Candy S.A.” heard by the National Supreme Court of Justice, which on July 3, 2009 ruled for the application of the inflation adjustment mechanism. If the inflation adjustment mechanisms weren’t applied, the tax assessed for fiscal year 2013 would amount to Ps. 14.1 million and Ps. 12.3 million, respectively.

As of June 30, 2014 and until this issue is finally and conclusively solved, HINISA and HIDISA will hold a provision for the additional income tax liabilities assessable for fiscal years 2012 and 2013 in case the inflation adjustment has not been deducted. This provision amounts to Ps. 35.1 million and Ps. 23.4 million respectively, including compensatory interest.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

30.3.2 Minimum Notional Income Tax

During the month of May 2014, the Company and its subsidiaries CTLL and HINISA submitted their Annual Minimum Presumed Income Tax Return for the 2013 period with a zero balance and filed a declaratory relief pursuant to Section No. 322 of the Federal Code of Civil and Commercial Procedure against AFIP – DGI in order to obtain assurance as to the application of the minimum notional income tax for that fiscal year related to the decision by the Supreme Court in re “Hermitage” passed on June 15, 2010. The estimated amount of the assessed tax is Ps. 14.4 million, Ps. 19.5 million and Ps. 5 million, respectively.

As at June 30 of this fiscal year, the Company held a provision for the minimum notional income tax for fiscal periods 2010-2014 amounting to Ps. 151.6, including compensatory interest.

30.3 Edenor

30.3.1 Change of the interest rate applicable to historical lawsuit amounts

By Minutes 2601 of the Federal Court of Appeals in Labor Matters, dated May 21, 2014, it was established that the lending rate of Banco Nación Argentina used for the granting of loans, which at present stands at 18.6% p.a., would be replaced by the nominal rate for personal loans of Banco Nación Argentina, currently at 36% p.a. This change applies to all amounts of lawsuits pending judgment within the jurisdiction of the City of Buenos Aires.

The effect of this change in the applicable rate generated a loss of $ 31.6 million, which was recorded in the “Other operating expense, net” line item of the Condensed Interim Statement of Comprehensive (Loss) Income as of June 30, 2014.

30.3.2 Legal action brought by the Company (“EDENOR S.A. VS ENRE RESOLUTION No. 336/12”)

i)      Purpose:  By this action, Edenor challenges ENRE’s resolution pursuant to which Edenor is ordered to:

-   Determine the customers affected by the power cuts occurred as a consequence of failures between October 29 and November 14, 2012;

-   Determine the discounts to be recognized to each of the customers identified in accordance with the preceding caption;

-   Credit such discounts on account of the final discounts that will result from the evaluation of the Technical Service Quality relating to the six-month control period;

-   Pay a compensation to each small-demand residential customer (T1R) who has been affected by the power cuts occurred during the aforementioned period, the amount of which will depend on the electricity outage duration, provided, however, that such power cut lasted more than 12 continuous hours.

ii)     Amount: not specified in the complaint.

iii)   Procedural stage of the proceedings: This resolution has been contested by Edenor through a direct appeal (“Recurso Directo”), which is pending in the Court of Appeals in Contentious and Administrative Federal Matters - Division IV. Notice of the legal bases of the aforementioned appeal, which was filed on February 4, 2014, has not yet been served upon the ENRE.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuation)

30.3.3 Legal action brought by Edenor  (“EDENOR S.A. VS FEDERAL GOVERNMENT – MINISTRY OF FEDERAL PLANNING / PROCEEDING FOR THE DETERMINATION OF A CLAIM AND MOTION TO LITIGATE IN FORMA PAUPERIS”)

On June 28, 2013, Edenor instituted these proceedings for the recognizance of a claim and the related leave to proceed in forma pauperis, both pending in the Federal Court of Original Jurisdiction in Contentious and Administrative Federal Matters No. 11 – Clerk’s Office No. 22.

i)      Purpose: To sue for breach of contract due to the Federal Government’s failure to perform in accordance with the terms of the “Memorandum of Understanding concerning the Renegotiation of the Concession Agreement” (“Acta Acuerdo de Renegociación del Contrato de Concesion” – Adjustment Agreement) entered into with Edenor in 2006, and for damages caused as a result of such breach.

ii)     Procedural stage of the proceedings: On November 22, 2013, Edenor amended the complaint so as to extend it and claim more damages as a consequence of the Federal Government’s omission to perform the obligations under the aforementioned “Adjustment Agreement”. As of the date of this report, notice of the complaint has not yet been served upon the defendant. On February 3, 2014, Edenor applied for the immediate granting of a provisional remedy in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants. It was ordered that notice of said presentation be served upon the Federal Government – Ministry of Federal Planning. On May 27, 2014, the court hearing the case rejected the provisional remedy sought by Edenor. Within the procedural term granted for such purpose, Edenor filed an appeal on which no decision has been rendered as of the date of issuance of these condensed interim financial statements.

30.3.4 Legal action brought by ASOCIACIÓN DE DEFENSA DE DERECHOS DE USUARIOS Y CONSUMIDORES – ADDUC

i)      Purpose: that Edenor be ordered to reduce or mitigate the default or late payment interest rates charged to customers who pay their bills after the first due date, inasmuch as they violate section 31 of Law No. 24,240, ordering both the non application of pacts or accords that stipulate the interest rates that are being applied to the users of electricity –their unconstitutional nature– as well as the reimbursement of interest amounts illegally collected from users of the service from August 15, 2008 through the date on which the defendant complies with the order to reduce interest. It is also requested that the value added tax (VAT) and any other taxes charged on the portion of the surcharge illegally collected be reimbursed.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: On November 11, 2011, Edenor answered the complaint and filed a motion to dismiss for both lack of standing to sue (“excepción de falta de legitimación activa”) and the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), currently in process, requesting as well that a summons be served upon the ENRE as a third-party defendant. Notice of these pleadings was served upon the plaintiff. Prior to rendering a decision on the motion to dismiss, the Court ordered that the Court in Contentious and Administrative Federal Matters No. 2 – Clerk’s Office No. 3 provide it with the proceedings “Consumidores Financieros Asociación Civil vs EDESUR and Other defendants, for breach of contract”. As of the date of issuance of these condensed interim financial statements, the Court has not received the requested file. On April 8, 2014, the Court in Civil and Commercial Federal Matters No. 9 – Clerk’s Office No. 17 admitted the motion to dismiss due to the fact that the claims at issue were being litigated in another lawsuit (“excepción de litispendencia”), and ordered that the proceedings be sent to Federal Court No. 2 – Clerk’s Office No. 3 to be dealt with thereat, thus joining them to the case entitled “consumidores financieros vs Edesur and other defendants, for breach of contract”.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 30: (Continuación)

30.3.5 Legal action brought by the National Ombudsman

i)      Purpose: presentation against the resolutions by which the new electricity rate schedule went into effect as from October 1, 2008 and the application of the PUREE.

ii)     Amount: undetermined

iii)   Procedural stage of the proceedings: on December 7, 2009, Edenor filed an appeal (“Queja por Recurso denegado”) to the Federal Supreme Court concerning the precautionary measure granted to the plaintiff, which is currently being analyzed by the Supreme Court. The file was joined to “Carbonel Silvia Cristina vs Federal Government – Ministry of planning – ES Res. No. 1196/08 and 1170/08, Action for the protection of a right guaranteed by the Constitution (Amparo) Law 16,986”, and treated as an Action for the protection of rights. On August 20, 2013, the Court in Contentious and Administrative Federal Matters No. 10 – Clerk’s Office No. 20 rejected the aforementioned action. This decision was appealed by the plaintiff, the resolution of which is still pending. On May 20, 2014, Division IV of the Court of Appeals in Contentious and Administrative Federal Matters rendered judgment rejecting the appeal filed by the plaintiff, thus confirming the decision of the Court of Original Jurisdiction in all its terms. Within the procedural term granted for such purpose, the National Ombudsman filed an extraordinary appeal (“Recurso Extraordinario Federal”), notice of the legal bases of which has not yet been served upon the parties. The precautionary measure continues to be in force until the decision is final.

iv)   Conclusion: no provision has been recorded for these claims in these condensed interim financial statements as Edenor, based on both that which has been previously mentioned and the opinion of its legal advisors, believes that there exist solid arguments to support its position. It is estimated that this legal action will be terminated in 2014.

NOTE 31: ECONOMIC AND FINANCIAL SITUATION OF DISTRIBUTION, TRANSMISSION AND GENERATION SEGMENTS

31.1 Generation

During the two last fiscal years ended December 31, 2013 and 2012, CPB has recorded net and operating losses, which have significantly affected its working capital and liquidity levels. This situation is mainly due to the continuous imbalance between income and operating costs CPB has been experiencing since late 2011, which has resulted in a shortage of resources —especially those destined to the plant’s maintenance— that has affected the availability of generating units.

As of December 31, 2013, CPB had a Ps. 42.2 million deficit in equity; therefore, it met one of the grounds for dissolution (corporate stock loss) set forth by Section 94.5 of Companies Act No. 19,550.

During the present period, CPB has managed to successfully renegotiate the cancellation modality for the financing granted by CAMMESA under ES Resolution No. 146/02 for the amount of Ps. 50.8 million, which allowed it to alleviate its tight financial situation.

On March 5, 2014, CPB’s Board of Directors resolved to call an Extraordinary General Meeting of Shareholders scheduled for May 30, 2014 to evaluate different alternatives and courses of action in view of the verification of the ground for dissolution aiming to moderate or minimize the negative impact of CPB’s situation and to be able to continue operating as an on-going business.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

On May 23, 2014 ES Resolution No. 529/14, which updated the provisions governing the WEM’s generating, co-generating and self-generating agents, was published in the Official Bulletin. This new remuneration scheme has had a positive impact on CPB's assets and financial position, allowing it to overcome the capital stock loss the Company was undergoing.

On May 30, 2014, CPB’s Extraordinary General Meeting of Shareholders was held. At the Meeting, ES Resolution No. 529/14’s estimated impact on the period’s results was analyzed, and an improvement in CPB’s assets and financial situation and the resulting equity restructuring was confirmed.

Regarding the need to urgently gather financing so that CPB may afford the capital investments necessary to fully recover the plant’s operating capacity and thus guarantee future constant cash flows, during the month of April a new financing agreement was entered into with CAMMESA for the amount of US$ 82.6 million, plus VAT and nationalization costs, to execute the Company’s 2015-2016 Maintenance Plan. However, it should be pointed out that maintenance works will have a negative impact on CPB’s operating cash flows as these tasks will put the plant out of commission during the agreed terms.

Even though the remuneration scheme update has had a positive impact on CPB’s reformulation of the economic equation, it will only cover increases in staff costs and minimum maintenance works which are necessary under normal operating conditions. The financing and working capital structure, which as of June 30, 2014 was negative in the amount of Ps. 2 million, will depend on CPB’s future capacity to generate sufficient resources.

31.2 Transmission

The execution of the Renewal Agreement constitutes a remarkable milestone towards the consolidation of Transener’s economic and financial equation. Nevertheless, the delay in obtaining a tariff chart resulting from a RTI creates uncertainty on Transener’s capacity to generate the income necessary to honor its liabilities in the short term. Additionally, delays by CAMMESA in the payment of the current monthly remuneration for the electric power transmission service and the Fourth Line Royalty still persist.

Considering all the above, it is still difficult to forecast the evolution of the topics stated in Note 2 and their possible impact on Transener business and cash flows. Transener has prepared its consolidated financial statements using the accounting principles applicable to an on-going business. Consequently, these statements do not include the effects of any applicable adjustment or reclassification in case these situations are not resolved favorably to the continuity of Transelec’s operations and, thus, this company is forced to realize its assets and discharge its liabilities, including contingent ones, under conditions that are not in its ordinary course of business.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

31.3 Distribution

In fiscal years 2012 and 2011, Edenor recorded negative operating and net results, and both its liquidity level and working capital, even in fiscal year 2013, were severely affected. This situation is due mainly to both the continuous increase of its operating costs that are necessary to maintain the level of the service, and the delay in obtaining rate increases and/or recognition of its real higher costs (CMM), as stipulated in Section 4 of the Adjustment Agreement, including the review procedure in the event of deviations exceeding 5%.

Although the partial recognition of higher costs (as stipulated in Section 4.2 of the Adjustment Agreement) for the period May 2007 through March 2014, implemented by SE Resolution 250/13 and SE Notes 6852/13 and 4012/14, represented a significant step towards the recovery of Edenor’s situation, inasmuch as it allowed for the temporary regularization of the equity imbalance generated by the lack of a timely recognition of the CMM adjustment requests made in the last seven years, such regulations do not provide a definitive solution to Edenor’s economic and financial equation due to the fact that the level of revenue generated with the electricity rate schedules in effect, even after applying these regulations, does not allow for the absorption of neither operating nor investment costs or for the payment of financial services.  The constant increase in the operating costs that are necessary to maintain the level of the service, and the delay in obtaining genuine rate increases will continue to deteriorate Edenor’s operating results, demonstrating that this recognition is insufficient to restore the balance that the economic and financial equation of the public service, object of the concession, requires; so much so that the operating and net results for the year ended December 31, 2013 were also negative prior to applying ES Resolution No. 250/13 and Note No. 6852/13.

In effect, the operating and net results for the six-month period ended June 30, 2014 were also negative; therefore, Edenor is once again subject to complying with the provisions of Section 206 of the Argentine Business Organizations Law, which provide for the mandatory capital stock reduction.

Despite this, it is worth mentioning that, in general terms, the quality of the distribution service has been maintained and the constant year-on-year increase in the demand for electricity that has accompanied the economic growth and the standard of living of the last years has also been satisfied. Due to both the continuous increase recorded in the costs associated with the provision of the service and the need for additional investments to meet the increased demand, Edenor has adopted a series of measures aimed at mitigating the negative effects of this situation on its financial structure, without affecting the sources of employment, the execution of the investment plan or the carrying out of the essential operation and maintenance works that are necessary to maintain the provision of the public service.

Additionally, Edenor has made a series of presentations before control agencies, regulatory authorities and courts in order to jointly instrument the necessary mechanisms to contribute to an efficient provision of the distribution service, the maintenance of the level of investments and the compliance with the increased demand. It was in this context that the ENRE issued Resolution No. 347/12, which established the application of fixed and variable charges that allowed Edenor to obtain additional revenue as from November 2012, and the ES issued the previously described ES Resolution No. 250/13 and ES Notes No. 6852/13 and 4012/14, which partially recognized the higher costs and established mechanisms to offset this recognition against the PUREE-related liability, and, partially, against the liability held with CAMMESA. The application of the described offsetting mechanism is under the ES power.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

In view of the aforementioned, and given the inefficacy of the administrative and judicial actions pursued and presentations made by Edenor, on February 3, 2014, Edenor applied for the immediate granting of a preventive measure in order to maintain an efficient and safe service, requesting that until judgment is passed on the merits of the case, the Federal Government be compelled to provide Edenor with economic assistance, whether by means of a temporary rate adjustment or through government grants.

Furthermore, with the aim of maintaining and guaranteeing the provision of the public service, and in order to alleviate the financial situation, as from October 2012 Edenor found itself forced to cancel, on a temporary basis, the obligations with the WEM with surplus cash balances after having complied first with the commitments necessary to guarantee the provision of the public service that Edenor is required to provide, including the investment plans underway and operation and maintenance works, as well as with the payment of the recognized salary increases.  In this regard, the ENRE and CAMMESA sent notices to Edenor demanding payment of such debt, which have been duly replied by Edenor.

The above-described situation has once again led to a working capital deficit, which, taking into account that Edenor is not in condition to have access to other sources of financing, results in the need to continue to cancel only partially the obligations with CAMMESA for energy purchases or to incur in debt with specific purposes. In that regard, and as a consequence of Resolution No. 836/2014 issued by the Secretariat of Labor that established the application of a gradual increase of 26.5% as from May 1, 2014, together with other benefits, for Edenor’s employees represented by the Sindicato de Luz y Fuerza de Capital Federal (Electric Light and Power Labor Union of the City of Buenos Aires) applicable also to those contractors whose employees are included in the collective bargaining agreements of the aforementioned union, in July 2014, Edenor obtained financing from CAMMESA in order to be able to comply with the provisions of such Resolution, which has nevertheless been contested by Edenor before the administrative authorities.

In spite of what has been previously mentioned, Edenor’s Board of Directors continues analyzing different scenarios and possibilijties to mitigate or reduce the negative impact of Edenor’s situation on its operating cash flows and thereby present the shareholders with diverse courses of action. Nevertheless, the improvement of revenues so as to balance the economic and financial equation of the concession continues to be the most relevant aspect.

The outcome of the overall electricity rate review is uncertain as to both its timing and final form. Therefore, the uncertainties of the previous fiscal years in this regard continued during the second three-month period ended June 30, 2014; thus, if during the next six months of the current fiscal year: (i) the new electricity rate schedules are not issued by the ENRE; (ii) Edenor is not granted other recognition or any other mechanism to compensate for cost increases, in addition to the revenue it obtains from the application of Resolution 347/12, the funds derived from the PUREE, or the recognition of CMM values and the offsetting mechanism established by ES Resolution 250/13 and ES Notes 6852/13 and 4012/14, and/or; (iii) Edenor does not obtain from the Federal Government other mechanism that provides it with financing for cost increases or recognition thereof in addition to those previously mentioned, it is likely that Edenor will have insufficient liquidity and will therefore be obliged to continue implementing, and even deepening, measures similar to those applied until now in order to preserve cash and enhance its liquidity.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 31: (Continuation)

As stated in previous periods, the Company may not ensure that it will be able to obtain additional financing on acceptable terms.  Nevertheless, it must be pointed out that due to the fact that the revenue deriving from the FOCEDE for the execution of the necessary woks arising from the Investment Plan of distribution companies is temporarily insufficient, the Energy Secretariat has considered the possibility of financing such deficit, should it be necessary, through the implementation of loans for consumption (mutuum) with CAMMESA.  Therefore, should any of these measures, individually or in the aggregate, not be achieved, there is significant risk that such situation will have a material adverse impact on the Company’s operations. Edenor may need to enter into a renegotiation process with its suppliers and creditors in order to obtain changes in the terms of its obligations to ease the aforementioned financial situation.

Given the fact that the realization of the projected measures to revert the manifested negative trend depends, among other factors, on the occurrence of certain events that are not under Edenor’s control, such as the requested electricity rate increases, the Board of Directors has raised substantial doubt about Edenor’s ability to continue as a going concern in the term of the next fiscal year, being obliged to defer certain payment obligations, as previously mentioned, or unable to meet expectations for salary increases or the increases recorded in third-party costs.

Nevertheless, these condensed interim financial statements have been prepared in accordance with the accounting principles applicable to a going concern, assuming that Edenor will continue to operate normally. Therefore, they do not include the effects of the adjustments or reclassifications that might result from the outcome of this uncertainty.

Although the subsidiary Edenor represents approximately 50% of the Group's assets and approximately 60% of the Group’s revenue, the Company considers that this substantial doubt regarding its controlled company Edenor does not affect its capacity to continue operating in the ordinary course of business, mainly due to the following reasons: i) There are no cross-default clauses in Edenor or the Company’s indebtedness agreements in case of breach of the commitments arising from such agreements by the former; ii) The Company is not a guarantor of any indebtedness incurred by Edenor; iii) The Company does not depend financially on Edenor, since this subsidiary has not paid dividends or granted significant loans to it as from its acquisition date on 2007; iv) There are and there have been no significant balances or transactions between the Company and Edenor; v) The Company is not contractually obliged to render financial assistance to Edenor; vi) Since it is a public utility licensee, Edenor has certain specific characteristics established in the Concession Agreement.

The Company has made its projections in order to assess the recoverable value of its non-current assets (including those recognized at the time of acquisition) corresponding to Edenor, in the understanding that it will be granted a tariff increase according to the circumstances.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 32: HYDROCARBON DEVELOPMENT AND EXPLOITATION PROJECTS

As at the issuance of these Condensed Interim Financial Statements, there are no meaningful changes regarding investment projects disclosed by PEPASA as of December 31, 2013 except for the following:

Investment Agreements with Petrobras for “El Mangrullo” Area

During this period started the perforation of two new wells which are necessary to keep agreements’ target production levels of both agreements, which are estimated to be brought on to production during the month of August.

Investment Agreement with Rovella and GyP for the “Senillosa” Area

During the month of June 2014, the Senillosa joint perforation began investments to bring wells of the Río Limay Este structure on to production through the construction of a gas conditioning plant and a gas pipeline to connect it with the transportation system. Its startup is expected for November of this year.

Investment Agreement with YPF for the “Rincón del Mangrullo” Area

As of June 30, 2014, 11 wells have been drilled during the first phase of the investment agreement between PEPASA and YPF, out of which 4 have been finished. The Company held a provision for these investments, which amounts to US$ 32.9 million as of the closing date of these Condensed Interim Financial Statements.

On July 7, 2014, YPF opened the facilities for the Area’s production evacuation, as from which the production of the finished wells began, reaching a 170,000 m3/day production volume.

PEPASA entered into new gas supply agreements with several clients for the commercialization of this Agreement’s production at a price of 5.3 USD/MMBTU.

NOTE 33: COMPENSATION AGREEMENTS

Annual Variable Compensation (the “EBDA Compensation”):

During the month of May, 2014, some Officers waived their right to collect the EBDA Compensation for fiscal year 2013 in the amount of Ps. 6.2 million. Consequently, PEPASA recorded this amount as income under “Other operating income” in the Statement of Comprehensive Income.

As of June 30, 2014, PEPASA disclosed Ps. 3.8 income as the EBDA Compensation cost for the current period.

Company Value Sharing (the “Company-Value Compensation”)

On November 6, 2013, PEPASA’s Extraordinary General Meeting of Shareholders resolved to approve a variable and contingent compensation to certain officers equivalent to 7% of the capital stock after the Company’s capital stock increase, valued based on the difference between the share’s market value at the time of exercising the right and its value at the time of the capital stock increase.

NOTES TO THE UNAUDITED CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS (in Argentine Pesos (“Ps.”) – unless otherwise stated)

NOTE 33: (Continuation)

On January 13, 2014, the capital stock increase was carried out and the rights granted to Officers to receive the Company-Value Compensation became effective; this right may be monetized, at the Officer’s sole option, until November 15, 2020 and January 11, 2021 for 2% and 5% of PEPASA’s gross value variation, respectively.

As of June 30, 2014, PEPASA recognized this compensation’s cost in the amount of Ps. 56.7 million in its results of operations, defining the share market value at Ps. 8.77 and its value at the time of the capital increase at Ps. 1.99.

NOTE 34: TRANSACTIONS WITH NON-CONTROLLING INTERESTS

Sale of a non-controlling interest in EDENOR

During this period, PISA has sold, through different market transactions, all its Edenor’s ADRs (973.190 ADRs equivalent to 19.5 million shares), which represented about 2% of the Company’s equity interest. For these operations, the Company has recorded Ps 61.7 million as additional paid-in capital.

NOTE 35: WORKING CAPITAL DEFICIT

As of June 30, 2014 the working capital of the company was negative, amounting to Ps. 1,598 million. This deficit has been generated in the distribution segment, mainly through its indirect subsidiary Edenor, as a result of its current economic and financial situation, which is detailed in Note 31. This deficit has been partially offset with the remaining segments, which have a positive working capital.

NOTE 34: SUBSEQUENT EVENTS

LOAN FOR CONSUMPTION (MUTUUM) AND ASSIGNMENT OF SECURED RECEIVABLES

On June 24, 2014, by Note 4012/14, the ES instructed CAMMESA to enter into a Loan for consumption (Mutuum) and assignment of secured receivables agreement with Edenor in order to provide the latter with the necessary financing to cover the higher salary costs. The aforementioned agreement was entered into on July 10, 2014, and the first disbursement made by CAMMESA for $ 90 million has been received.

The reimbursement of the funds will be guaranteed by Edenor with the assignment of the LVFVD to be issued, as a result of the application of ES Resolution No. 250/13, as described in Note 2.3.3 to the Separate Financial Statements as of December 31, 2013.

Free translation from the original in Spanish for publication in Argentina

REPORT ON CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS´REVIEW

To the Shareholders, President and Directors

Pampa Energía S.A.

Legal address: Ortiz de Ocampo 3302, Building 4

Autonomous City of Buenos Aires

Tax Code No. 30-52655265-9

Introduction

We have reviewed the consolidated condensed interim financial statements of Pampa Energía S. A. and its subsidiaries (hereinafter “PESA” or “the Company”) which includes the consolidated condensed interim statement of financial position as of June 30, 2014, the consolidated condensed interim statement of comprehensive income for the six and three-month periods ended June 30, 2014, and the consolidated statements of changes in equity and cash flows for the six-month period then ended and explanatory selected notes.

The amounts and other information related to fiscal year 2013 and its interim periods, are an integral part of the financial statements previously mentioned and therefore should be considered in relation to those financial statements.

Directors´ responsibility

Company´s Board of Directors is responsible for the preparation and presentation of the financial statements in accordance with the International Financial Reporting Standards (IFRS), adopted by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as the applicable accounting framework and  incorporated by the National Securities Commission (CNV) to their regulations, as they were approved by the International Accounting Standards Board (IASB), and, therefore, it’s responsible for the preparation and presentation of the consolidated condensed interim financial statements mentioned in the first paragraph in accordance with IAS 34 “Interim Financial Information”. Our responsibility is to express a conclusion based on the review we have performed with the scope detailed in the paragraph “Scope of our review”.

Scope of our review

Our review was limited to the application of the procedures established in International Standard on Review Engagements 2410 “Review of interim financial information performed by the independent auditor of the entity”, which was adopted as standard of review in Argentina through Technical Pronouncement No. 33 of the FACPCE as was approved by International Auditing and Assurance Standards Board (IAASB). A review of interim financial information consists in making inquiries to Company´ staff responsible for the preparation of the information included in the consolidated condensed interim financial statements and the performance of analytical procedures and other review procedures. This review is substantially less in scope than an audit performed in accordance with International Auditing Standards; consequently, a review does not allow us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Therefore, we do not express an audit opinion on the consolidated financial position, consolidated comprehensive income and consolidated cash flows of the Company.

Conclusion

Based on our review, nothing has come to our attention that would cause us to believe that the consolidated condensed interim financial statements mentioned in the first paragraph of this report, are not prepared in all material respects, in accordance with IAS 34.

Report of compliance with regulations in force

In compliance with regulations in force, we report that:

a)      the consolidated condensed interim financial statements of PESA are pending of being transcribed into the “Inventory and Balance Sheet” book and comply, except for the aforementioned, as regards to those matters that are within our competence, with the provisions of the Corporations Law and pertinent resolutions of the CNV;

b)     the separate condensed interim financial statements of PESA, except for what was mentioned in a), derive from accounting records carried in all formal respects in accordance with legal regulations;

c)      we have read the summary of activities, on which, as regards those matters that are within our competence, we have no observations to make;

d)     as of June 30, 2014 there were no liabilities accrued in favor of the Argentine Integrated Social Security System according to the Company’s accounting records.

Autonomous City of Buenos Aires, August 8, 2014

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Andrés Suarez

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2014

Pampa Energía S.A.

By:	/s/ Ricardo Torres
Name: Ricardo Torres Title: Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.